                                                Registration No.  33-

                     SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C.

                                  FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                   OF SECURITIES OF UNIT INVESTMENT TRUSTS
                         REGISTERED ON FORM N-8B-2

A.   Exact name of trust:  Separate Account Five

B.   Name of depositor:  Hartford Life Insurance Company

C.   Complete address of depositor's principal executive offices:
          P. O. Box 2999
          Hartford, CT  06104-2999

D.   Name and address of agent for service:
          Scott K. Richardson, Esquire
          Hartford Life Insurance Companies
          P. O. Box 2999
          Hartford, CT  06104-2999

E.   Title and amount of securities being registered:

F. Proposed maximum aggregate offering price to the public of the securities being registered: Not yet determined.

G.   Amount of filing fee:  Paid

H. Approximate date of proposed public offering: As soon as practicable after the effective date of this registration statement.

     It is proposed that this filing will become effective:

     ______  immediately upon filing pursuant to paragraph (b) of Rule 485
     ______  on (May 1, 1995) pursuant to paragraph (b)(1)(v) of Rule 485
     ______  60 days after filing pursuant to paragraph (a)(1) of rule 485
     ______  on May 1, 1995 pursuant to paragraph (a)(1) of Rule 485
     ______  75 days after filing pursuant to paragraph (a)(2) of Rule 485
     ______  on ___________________ pursuant to paragraph (a)(2) of rule 485

The registrant hereby represents that it is relying on Section (13)(i)(B) of Rule 6e-3(T).

________________________________________

          The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registration shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
     Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                         RECONCILIATION AND TIE BETWEEN
                            FORM N-8B AND PROSPECTUS


Item No. of
Form N-8B-2         CAPTION IN PROSPECTUS
-----------         --------------------
     1.             Cover page

     2.             Cover page

     3.             Not applicable

     4.             The Company; Distribution of the Contracts

     5.             Summary - The Separate Account; The Separate Account-
                    General

     6.             The Separate Account - General

     7.             Not required by Form S-6

     8.             Not required by Form S-6

     9.             Legal Proceedings

     10. Summary; The Separate Account - Portfolios; The Contract-Application for a Contract; Contract Benefits and Rights; Other Matters - Voting Rights, Dividends

     11.            Summary; The Separate Account - Portfolios

     12.            Summary;  The Separate Account- Portfolios

     13.            Deductions and Charges;  Distribution of the Contracts;
                    Federal Tax Considerations

     14.            The Contract - Application for a Contract

     15.            The Contract - Allocation of Premium

     16.            The Separate Account - Portfolios;  The Contract -
                    Allocation of Premium

     17.            Summary; Contract Benefits and Rights - Account Value and

                    Amount Payable on Surrender of the Contract, Cancellation and Examine Rights

     18.            The Separate Account - Portfolios; Deduction and Charges;
                    Federal Tax Considerations

     19.            Other Matters - Statement to Contract Owners

     20.            Not applicable

     21.            Contract Benefits and Rights - Contract Loans

     22.            Not applicable

     23.            Safekeeping of Separate Account Assets

     24.            Other Matters - Assignment

     25.            The Company

     26.            Not applicable

     27.            The Company

     28.            The Company

     29.            The Company

     30.            Not applicable

     31.            Not applicable

     32.            Not applicable

     33.            Not applicable

     34.            Not applicable

     35.            Distribution of Contracts

     36.            Not required by Form S-6

     37.            Not applicable

     38.            Distribution of the Contracts

Item no. of
Form N-8B-2         CAPTION IN PROSPECTUS
------------        ---------------------

     39.            The Company;  Distribution of the Contracts

     40.            Not applicable

     41.            The Company;  Distribution of the Contracts

     42.            Not applicable

     43.            Not applicable

     44.            The Contract - Allocation of Premium

     45.            Not applicable

     46.            Contract Benefits and Rights - Account Value

     47.            The Separate Account - Portfolio

     48.            Cover Page;  The Company

     49.            Not applicable

     50.            The Separate Account - General

     51. Summary; The Company; The Contract; Contract Benefits and Rights; Other Matters - Beneficiary

     52.            The Separate Account - Portfolios, Investment Adviser

     53.            Federal Tax Considerations

     54.            Not applicable

     55.            Not applicable

     56.            Not required by Form S-6

     57.            Not required by Form S-6

     58.            Not required by Form S-6

     59.            Not required by Form S-6

HARTFORD LIFE INSURANCE COMPANY       SELECT DIMENSIONS LIFE
P. O. BOX 2999                        Modified Single Premium
HARTFORD, CT  06104-2999              Variable Life Insurance Contracts
TELEPHONE (800)231-5453

This prospectus describes the Select Dimensions Life modified single premium variable life insurance contracts ("Contracts") offered by Hartford Life Insurance Company ("Hartford Life") to applicants age 90 and under. The Contract lets the Contract Owner pay a single premium, and subject to restrictions, additional premiums.

The Contract is a modified endowment contract for federal income tax purposes, except in certain cases described under "Federal Tax Considerations," page ___. A LOAN, DISTRIBUTION OR OTHER AMOUNT RECEIVED FROM A MODIFIED ENDOWMENT CONTRACT DURING THE LIFE OF THE INSURED WILL BE TAXED TO THE EXTENT OF ANY ACCUMULATED INCOME IN THE CONTRACT. ANY AMOUNTS THAT ARE TAXABLE WITHDRAWALS WILL BE SUBJECT TO A 10% ADDITIONAL TAX, WITH CERTAIN EXCEPTIONS.

Generally, the minimum initial premium Hartford Life will accept is $10,000.
The initial premium will be allocated to the Money Market Portfolio. After the Right to Cancel Period has expired, the amount so allocated will be transferred to the Portfolios specified in the Contract Owner's application. The following underlying investment portfolios ("Portfolios") of the Dean Witter Select Dimensions Investment Series are available under the Contracts: the Money Market Portfolio, the North American Government Securities Portfolio, the Diversified Income Portfolio, the Balanced Portfolio, the Utilities Portfolio, the Dividend Growth Portfolio, the Value-Added Market Portfolio, the Core Equity Portfolio, the American Value Portfolio, the Global Equity Portfolio, the Developing Growth Portfolio, and the Emerging Markets Portfolio.

There is no guaranteed minimum Account Value for a Contract. The Account Value of a Contract will vary up or down to reflect the investment experience of the Portfolios to which premiums have been allocated. The Contract Owner bears the investment risk for all amounts so allocated. The Contract continues in effect while the Cash Surrender Value is sufficient to pay the monthly charges under the Contract ("Deduction Amount").

The Contracts provide for a Face Amount, which is the minimum death benefit under the Contract. The death benefit ("Death Benefit") may be greater than the Face Amount. The Account Value will, and under certain circumstances the Death Benefit of the Contract may, increase or decrease based on the investment experience of the Portfolios to which premiums have been allocated. However, while the Contract is in force, the Death Benefit will never be less than the Face Amount. At the death of the Insured, we will pay the death proceeds ("Death Proceeds") to the beneficiary. The Death Proceeds equal the Death Benefit less any Indebtedness under the Contract.

IT MAY NOT BE ADVANTAGEOUS TO PURCHASE VARIABLE LIFE INSURANCE AS A REPLACEMENT FOR YOUR CURRENT LIFE INSURANCE OR IF YOU ALREADY OWN A VARIABLE LIFE INSURANCE CONTRACT.



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                                    - 2 -

THIS PROSPECTUS IS VALID ONLY IF ACCOMPANIED BY THE CURRENT PROSPECTUSES OF THE APPLICABLE ELIGIBLE PORTFOLIOS WHICH CONTAIN A FULL DESCRIPTION OF THOSE PORTFOLIOS. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MUTUAL FUNDS, ANNUITIES AND INSURANCE PRODUCTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY ANY BANK, NOR ARE THEY INSURED BY THE FDIC; THEY ARE SUBJECT TO INVESTMENT RISKS INCLUDING POSSIBLE LOSS OF THE PRINCIPLE AMOUNT INVESTED.

The date of this Prospectus is ______________.


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                                      - 3 -

                                  SPECIAL TERMS

As used in this Prospectus, the following terms have the indicated meanings:

ACCOUNT VALUE: The current value of Accumulation Units plus the value of the Loan Account under the Contract.

ACCUMULATION UNIT: An accounting unit of measure used to calculate the value of a Sub-Account.

ANNUAL WITHDRAWAL AMOUNT: The amount of a surrender or partial withdrawal that is not subject to the contingent deferred sales charge. This amount in any Contract year is the greater of 10% of premiums or 100% of cumulative earnings (Account Value less premiums paid).

CASH SURRENDER VALUE: The Account Value less any contingent deferred sales charge and additional premium tax charge and all Indebtedness.

CODE:  The Internal Revenue Code of 1986, as amended.

CONTRACT ANNIVERSARY:  The yearly anniversary of the Contract Date.

CONTRACT DATE: A date not later than three business days after receipt of the initial premium at Hartford Life's Home Office.

CONTRACT OWNER: The person having rights to benefits under the Contract during the lifetime of the Insured; the Contract Owner may or may not be the Insured.

CONTRACT YEARS:  Annual periods computed from the Contract Date.

COVERAGE AMOUNT:  The Death Benefit less the Account Value.

DEATH BENEFIT:  The greater of (1) the Face Amount specified in the Contract or
(2) the Account Value on the date of death multiplied by a stated percentage as specified in the Contract.

DEATH PROCEEDS: The amount that we will pay on the death of the Insured. This equals the Death Benefit less any Indebtedness.

DEDUCTION AMOUNT: A deduction on the Contract Date and on each Monthly Activity Date for the cost of insurance, a tax expense charge, an administrative charge, and a mortality and expense risk charge.


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                                      - 4 -


FACE AMOUNT: On the Contract Date, the initial Face Amount is the amount shown on the Contract's Specifications page. Thereafter, the Face Amount is reduced by any partial withdrawals.

FUND:  Dean Witter Select Dimensions Investment Series.

GUIDELINE SINGLE PREMIUM: The "Guideline Single Premium" as defined in Section 7702 of the Code.

INDEBTEDNESS: All monies owed to Hartford Life by the Contract Owner. These monies include all outstanding loans on the Contract, including any interest due or accrued Deduction Amount or Annual Maintenance Fee.

INSURED:  The person on whose life the Contract is issued.

LOAN ACCOUNT: An account in Hartford Life's General Account, established for any amounts transferred from the Sub-Accounts for requested loans. The Loan Account credits a fixed rate of interest of 4% per annum that is not based on the investment experience of the Separate Account.

MONTHLY ACTIVITY DATE: The day of each month on which the Deduction Amount is deducted from the Account Value of the Contract. Monthly Activity Dates occur on the same day of the month as the Contract Date.

PORTFOLIOS: Currently, the portfolios of the Dean Witter Select Dimensions Investment Series described on page ___ of this Prospectus.

PREFERRED LOAN: The amount of the Loan Account that equals the difference between the Account Value and the total of all premiums paid under the Contract.

SEPARATE ACCOUNT: Separate Account Five, an account established by Hartford Life to separate the assets funding the Contracts from other assets of Hartford Life.

SUB-ACCOUNT: The subdivisions of the Separate Account used to allocate a Contract Owner's Account Value, less Indebtedness, among the Portfolios.

VALUATION DAY: Every day the New York Stock Exchange is open for trading. The value of the Separate Account is determined at the close of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on such days.

VALUATION PERIOD: The period between the close of business on successive Valuation Days.

                                TABLE OF CONTENTS

                                                                      PAGE
                                                                      ----
SUMMARY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

THE COMPANY  . . . . . . . . . . . . . . . . . . . . . . . . . . . .

THE SEPARATE ACCOUNT   . . . . . . . . . . . . . . . . . . . . . . .

     General . . . . . . . . . . . . . . . . . . . . . . . . . . . .

     Portfolios  . . . . . . . . . . . . . . . . . . . . . . . . . .

     Investment Adviser  . . . . . . . . . . . . . . . . . . . . . .

THE CONTRACT

     Application for a Contract  . . . . . . . . . . . . . . . . . .

     Premiums  . . . . . . . . . . . . . . . . . . . . . . . . . . .

     Allocation of Premiums  . . . . . . . . . . . . . . . . . . . .

     Accumulation Unit Values  . . . . . . . . . . . . . . . . . . .

DEDUCTIONS AND CHARGES . . . . . . . . . . . . . . . . . . . . . . .

     Monthly Deductions  . . . . . . . . . . . . . . . . . . . . . .

     Taxes Charged Against the Separate Account  . . . . . . . . . .

     Charges Against the Portfolios  . . . . . . . . . . . . . . . .

     Contingent Deferred Sales Charge  . . . . . . . . . . . . . . .

     Additional Premium Tax Charge . . . . . . . . . . . . . . . . .

CONTRACT BENEFITS AND RIGHTS . . . . . . . . . . . . . . . . . . . .

     Death Benefit . . . . . . . . . . . . . . . . . . . . . . . . .

     Account Value . . . . . . . . . . . . . . . . . . . . . . . . .

     Transfer of Account Value . . . . . . . . . . . . . . . . . . .

     Contract Loans  . . . . . . . . . . . . . . . . . . . . . . . .

     Amount Payable on Surrender of the Contract . . . . . . . . . .

     Partial Withdrawals . . . . . . . . . . . . . . . . . . . . . .

     Benefits at Maturity  . . . . . . . . . . . . . . . . . . . . .

     Lapse and Reinstatement . . . . . . . . . . . . . . . . . . . .

     Cancellation and Exchange Rights  . . . . . . . . . . . . . . .

     Suspension of Valuation, Payments and Transfers . . . . . . . .

LAST SURVIVOR CONTRACTS  . . . . . . . . . . . . . . . . . . . . . .

OTHER MATTERS  . . . . . . . . . . . . . . . . . . . . . . . . . . .

     Voting Rights . . . . . . . . . . . . . . . . . . . . . . . . .

     Statements to Contract Owners . . . . . . . . . . . . . . . . .

     Limit on Right to Contest . . . . . . . . . . . . . . . . . . .

     Misstatement as to Age and Sex  . . . . . . . . . . . . . . . .

     Payment Options . . . . . . . . . . . . . . . . . . . . . . . .

     Beneficiary . . . . . . . . . . . . . . . . . . . . . . . . . .

     Assignment  . . . . . . . . . . . . . . . . . . . . . . . . . .

     Dividends . . . . . . . . . . . . . . . . . . . . . . . . . . .

EXECUTIVE OFFICERS AND DIRECTORS . . . . . . . . . . . . . . . . . .

DISTRIBUTION OF THE CONTRACTS  . . . . . . . . . . . . . . . . . . .

SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS . . . . . . . . . . . .

FEDERAL TAX CONSIDERATIONS . . . . . . . . . . . . . . . . . . . . .

     General . . . . . . . . . . . . . . . . . . . . . . . . . . . .

     Taxation of Hartford Life and the Separate Account  . . . . . .

     Income Taxation of Contract Benefits  . . . . . . . . . . . . .

     Last Survivor Contracts . . . . . . . . . . . . . . . . . . . .

     Modified Endowment Contracts  . . . . . . . . . . . . . . . . .

     Diversification Requirements  . . . . . . . . . . . . . . . . .

LEGAL PROCEEDINGS  . . . . . . . . . . . . . . . . . . . . . . . . .

LEGAL MATTERS  . . . . . . . . . . . . . . . . . . . . . . . . . . .

EXPERTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

REGISTRATION STATEMENT . . . . . . . . . . . . . . . . . . . . . . .

APPENDIX A . . . . . . . . . . . . . . . . . . . . . . . . . . . . .


     The Contracts may not be available in all states.


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED ON.

                                     SUMMARY

THE CONTRACT

The Contracts are life insurance contracts with death benefits, cash values, and other traditional life insurance features. The Contracts are "variable." Unlike the fixed benefits of ordinary whole life insurance, the Account Value will, and the Death Benefit may, increase or decrease based on the investment experience of the Portfolios to which premiums have been allocated. The Contracts are credited with units ("Accumulation Units") to calculate cash values. The Contract Owner may transfer the cash values among the Portfolios.

The Contracts can be issued on a single life or "last survivor" basis. For a discussion of how last survivor Contracts operate differently from single life Contracts, see "Last Survivor Contracts," page ___.

THE SEPARATE ACCOUNT AND THE PORTFOLIOS

Separate Account Five ("Separate Account") funds the variable life insurance Contracts offered by this prospectus. Hartford Life established the Separate Account pursuant to Connecticut insurance law and organized as a unit investment trust registered under the Investment Company Act of 1940. The Contracts currently offer twelve sub-accounts ("Sub-Accounts"), each investing exclusively in a Portfolio. If an initial premium is submitted with an application for a Contract, it will be allocated, within three business days of receipt at Hartford Life's Home Office, to the Money Market Portfolio. After the expiration of the Right to Cancel Period, the values in the Money Market Portfolio will be allocated to one or more of the Portfolios as specified in the Contract Owner's application. See "The Contract - Allocation of Premiums," page ___.

Currently, the Portfolios of the Dean Witter Select Dimensions Investment Series available under the Contracts are: the Money Market Portfolio, the North American Government Securities Portfolio, the Diversified Income Portfolio, the Balanced Portfolio, the Utilities Portfolio, the Dividend Growth Portfolio, the Value-Added Market Portfolio, the Core Equity Portfolio, the American Value Portfolio, the Global Equity Portfolio, the Developing Growth Portfolio, and the Emerging Markets Portfolio. Applicants should read the prospectus for the Portfolios accompanying this prospectus in connection with the purchase of a Contract. The investment objectives of the Portfolios are as set forth in "The Separate Account," page ____.

Total fund operating expenses, including management fees, were waived in 1994 and 1995. See the "The Fund and its Management" within the Fund Prospectus for a complete description of the fees that are payable for fund operating expenses and the conditions of the fee waiver.

The investment adviser for all the Portfolios is Dean Witter InterCapital Inc. Dean Witter InterCapital Inc. retains a sub-investment adviser with respect to some of the Portfolios. See "The Separate Account," page ____.

PREMIUMS

The Contract permits the Contract Owner to pay a large single premium, and subject to restrictions, additional premiums. The Contract Owner may choose a minimum initial premium of 80%, 90% or 100% of the Guideline Single Premium (based on the Face Amount). Under current underwriting rules, which are subject to change, Applicants between the ages of 45 and 80 who pay an initial premium of 100% of the Guideline Single Premium are eligible for simplified underwriting without a medical examination if they meet simplified underwriting standards as evidenced in their responses in the application. For Contract Owners who pay an initial premium of 80% or 90% of the Guideline Single Premium or who are below age 45 or above age 80, standard underwriting applies, except that substandard underwriting applies only in those cases that represent substandard risks according to customary underwriting guidelines. Additional premiums are allowed if they do not cause the Contract to fail to meet the definition of a life insurance contract under Section 7702 of the Code. Hartford Life may require evidence of insurability for any additional premiums which increase the Coverage Amount. Generally, the minimum initial premium Hartford Life will accept is $10,000. Hartford Life may accept less than $10,000 under certain circumstances. No premium will be accepted which does not meet the tax qualification guidelines for life insurance under the Code.

DEDUCTIONS AND CHARGES

On the Contract Date and on each Monthly Activity Date, Hartford Life will deduct a Deduction Amount from the Account Value. The Deduction Amount will be made pro rata respecting each Sub-Account attributable to the Contract. The Deduction Amount includes a cost of insurance charge, tax expense charge, administrative charge, and a mortality and expense risk charge. The monthly cost of insurance charge is to cover Hartford Life's anticipated mortality costs. In addition, Hartford Life will deduct monthly from the Account Value a tax expense charge equal to an annual rate of 0.40% for the first ten Contract Years. This charge compensates Hartford Life for premium taxes imposed by various states and local jurisdictions and for federal taxes imposed under
Section 848 of the Code. The charge includes a premium tax deduction of 0.25% and a federal tax deduction of 0.15%. The premium tax deduction represents an average premium tax of 2.5% of premiums over ten years. Hartford Life will deduct from the Account Value attributable to the Separate Account a monthly administrative charge equal to an annual rate of 0.40%. This charge compensates Hartford Life for administrative expenses incurred in the administration of the Separate Account and the Contracts. Hartford Life will also deduct from the Account Value attributable to the Separate Account a monthly charge equal to an annual rate of 0.90% for the mortality risks and expense risks Hartford Life assumes in relation to the variable portion of the Contracts. If the Cash Surrender Value is not sufficient to cover a Deduction Amount due on any Monthly Activity Date the Contract may lapse. See "Deductions and Charges - Monthly Deductions," page ____ and "Contract Benefits and Rights - Lapse and Reinstatement," page ____.

If the Account Value on a Contract Anniversary is less than $50,000, Hartford Life will deduct on such date an Annual Maintenance Fee of $30. This fee will help reimburse Hartford Life for administrative and maintenance costs of the Contracts. See "Deductions and Charges - Annual Maintenance Fee," page___.

Hartford Life may set up a provision for income taxes against the assets of the Separate Account. See "Deductions and Charges - Charges Against The Separate Account," page ____ and "Federal Tax Considerations," page ____.

Applicants should review the prospectuses for the Portfolios which accompany this prospectus for a description of the charges assessed against the assets of the Portfolios.

Upon surrender of the Contract and partial withdrawals in excess of the Annual Withdrawal Amount, a contingent deferred sales charge may be assessed. In Contract Years 1 through 3, this charge is 7.5% of surrendered Account Value attributable to premiums paid. In Contract Years 4 through 5, this charge is
6%.  In Contract Years 6 through 7, this charge  is 4%.   In Contract Years 8
through 9, this charge is 2%. After the 9th Contract Year, there is no charge. The contingent deferred sales charge is imposed to cover a portion of the sales expense incurred by Hartford Life in distributing the Contracts. This expense includes agents commissions, advertising and the printing of prospectuses. See "Deductions and Charges - Contingent Deferred Sales Charge," page ___.

During the first nine Contract Years, an additional premium tax charge will be imposed on surrender or partial withdrawals. See "Deductions and Charges - Additional Premium Tax Charges," page ___.

For a discussion of the tax consequences of surrender of the Contract or a partial withdrawal, see "Federal Tax Considerations," page ___.

DEATH BENEFIT

The Contracts provide for a Face Amount which is the minimum Death Benefit under the Contract. The Death Benefit may be greater than the Face Amount. At the death of the Insured, we will pay the Death Proceeds to the beneficiary. The Death Proceeds equal the Death Benefit less any Indebtedness under the Contract. See "Contract Benefits and Rights - Death Benefit," page ___.

ACCOUNT VALUE

The Account Value of the Contract will increase or decrease to reflect the investment experience of the Portfolios applicable to the Contract and deductions for the monthly Deduction Amount. There is no minimum guaranteed Account Value and the Contract Owner bears the risk of the investment in the Portfolios. See "Contract Benefits and Rights - Account Value," page ___.

CONTRACT LOANS

A Contract Owner may obtain one or both of two types of cash loans from Hartford Life. Both types of loans are secured by the Contract. At the time a loan is requested, the aggregate amount of all loans (including the currently applied for loan) may not exceed 90% of the Account Value less any contingent deferred sales charge and due and unpaid Deduction Amount. See "Contract Benefits and Rights - Contract Loans," page ____ and "Federal Tax Considerations," page ____.

LAPSE

Under certain circumstances a Contract may terminate if the Cash Surrender Value on any Monthly Activity Date is less than the required Monthly Deduction Amount. Hartford Life will give written notice to the Contract Owner and a 61 day grace period during which additional amounts may be paid to continue the Contract.
See "Contract Benefits and Rights - Contract Loans," page ____ and "Lapse and Reinstatement," page ____.

CANCELLATION AND EXCHANGE RIGHTS

An applicant has a limited right to return his or her Contract for cancellation. If the applicant returns the Contract, by mail or hand delivery, to Hartford Life or to the agent who sold the Contract, to be cancelled within 10 days after delivery of the Contract to the applicant (in certain cases, this free-look period is longer), Hartford Life will return to the applicant within 7 days thereafter the greater of the premiums paid for the Contract or the sum of (1) the Account Value on the date the returned Contract is received by Hartford Life or its agent and (2) any deductions under Contract or by the Portfolios for taxes, charges or fees.

In addition, once the Contract is in effect it may be exchanged during the first 24 months after its issuance for a permanent life insurance contract on the life of the Insured without submitting proof of insurability. See "Contract Benefits and Rights - Cancellation and Exchange Rights," page ____.

TAX CONSEQUENCES

The current Federal tax law generally excludes all death benefit payments from the gross income of the Contract beneficiary. The Contracts generally will be treated as modified endowment contracts. This status does not affect the Contracts' classification as life insurance, nor does it affect the exclusion of death benefit payments from gross income. HOWEVER, LOANS, DISTRIBUTIONS OR OTHER AMOUNTS RECEIVED UNDER A MODIFIED ENDOWMENT CONTRACT ARE TAXED TO THE EXTENT OF ACCUMULATED INCOME IN THE CONTRACT (GENERALLY, THE EXCESS OF ACCOUNT VALUE OVER PREMIUMS PAID) AND MAY BE
SUBJECT TO A 10% PENALTY TAX.  SEE "FEDERAL TAX CONSIDERATIONS," PAGE ____.

THE COMPANY

Hartford Life Insurance Company was originally incorporated under the laws of Massachusetts on June 5, 1902. It was subsequently redomiciled to Connecticut. It is a stock life insurance company engaged in the business of writing health and life insurance, both ordinary and group, in all states of the United States and the District of Columbia. Hartford Life is ultimately one hundred percent owned by Hartford Fire Insurance Company, one of the largest multiple lines insurance carriers in the United States. Effective December 20, 1995, Hartford Fire Insurance Company became an independent publicly traded corporation. Hartford Life has an A+ (Superior) rating from A.M. Best and Company, Inc. Hartford Life has an AA+ rating from both Standard & Poor's and Duff and Phelps on the basis of its claims paying ability.

These ratings do not apply to the performance of the Separate Account. However, the contractual obligations under the Contracts are the general corporate obligations of Hartford Life. These ratings do apply to Hartford Life's ability to meet its insurance obligations under the contract.

Hartford Life is subject to Connecticut law governing insurance companies and is regulated and supervised by the Connecticut Commissioner of Insurance. An annual statement in a prescribed form must be filed with that Commissioner on or before March 1 in each year covering the operations of Hartford Life for the preceding year and its financial condition on December 31 of such year. Its books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted by the National Association of Insurance Commissioners ("NAIC") at least once in every four years. In addition, Hartford Life is subject to the insurance laws and regulations of any jurisdiction in which it sells its insurance contracts. Hartford Life is also subject to various Federal and state securities laws and regulations.

THE SEPARATE ACCOUNT

GENERAL

Separate Account Five ("Separate Account") is a separate account of Hartford Life established on August 17, 1994 pursuant to the insurance laws of the State of Connecticut and organized as a unit investment trust registered with the Securities and Exchange Commission under the

Investment Company Act of 1940. The Separate Account meets the definition of "separate account" under federal securities law. Under Connecticut law, the assets of the Separate Account are held exclusively for the benefit of Contract Owners and persons entitled to payments under the Contracts. The assets for the Separate Account are not chargeable with liabilities arising out of any other business which Hartford Life may conduct.

PORTFOLIOS

The underlying investment for the Contracts are shares of the Dean Witter Select Dimensions Investment Series, an open-end diversified series investment company with multiple portfolios ("Portfolios"). The assets of each Sub-Account of the Separate Account are invested exclusively in one of the Portfolios. A Contract Owner may allocate premiums among the Portfolios. Contract Owners should review the following brief descriptions of the investment objectives of the Portfolios in connection with that allocation. There is no assurance that any of the Portfolios will achieve its stated objectives. Contract Owners are also advised to read the prospectus for the Portfolios accompanying this prospectus for more detailed information.

MONEY MARKET PORTFOLIO

Seeks high current income, preservation of capital and liquidity by investing in the following money market instruments: U.S. Government securities, obligations of U.S. regulated banks and savings institutions having total assets of more than $1 billion, or less than $1 billion if such are fully federally insured as to principal (the interest may not be insured) and high grade corporate debt obligations maturing in thirteen months or less.

NORTH AMERICAN GOVERNMENT SECURITIES PORTFOLIO

Seeks to earn a high level of current income while maintaining relatively low volatility of principal, by investing primarily in investment grade fixed-income securities issued or guaranteed by the U.S., Canadian or Mexican governments.

DIVERSIFIED INCOME PORTFOLIO

Seeks, as a primary objective, to earn a high level of current income, and as a secondary objective, to maximize total return, but only to the extent consistent with its primary objective, by equally allocating its assets among three separate groupings of fixed-income securities. Up to one-third of the securities in which the Diversified Income Portfolio may invest will include securities rated Baa/BBB or lower. See the special considerations for investments for high yield securities disclosed in the Fund prospectus.

BALANCED PORTFOLIO

Seeks to achieve high total return through a combination of income and capital appreciation, by investing in a diversified portfolio of common stocks and investment grade fixed-income securities.

UTILITIES PORTFOLIO

Seeks to provide current income and long-term growth of income and capital by investing in equity and fixed-income securities of companies in the public utilities industry.

DIVIDEND GROWTH PORTFOLIO

Seeks to provide reasonable current income and long-term growth of income and capital by investing primarily in common stock of companies with a record of paying dividends and the potential for increasing dividends.

VALUE-ADDED MARKET PORTFOLIO

Seeks to achieve a high level of total return on its assets through a combination of capital appreciation and current income, by investing, on an equally-weighted basis, in a diversified portfolio of common stocks of the companies which are represented in the Standard & Poor's 500 Composite Stock Price Index.

CORE EQUITY PORTFOLIO

Seeks long-term growth of capital by investing primarily in common stocks and securities convertible into common stocks issued by domestic and foreign companies.

AMERICAN VALUE PORTFOLIO

Seeks long-term capital growth consistent with an effort to reduce volatility, by investing principally in common stock of companies in industries which, at the time of the investment, are believed to be undervalued in the marketplace.

GLOBAL EQUITY PORTFOLIO

Seeks a high level of total return on its assets primarily through long-term capital growth, and to a lesser extent, from income, through investments in all types of common stocks and equivalents (such as convertible securities and warrants), preferred stocks and bonds, and other debt obligations of domestic and foreign companies, governments, and international organizations.

DEVELOPING GROWTH PORTFOLIO

Seeks long-term capital growth by investing primarily in common stocks of smaller and medium-sized companies that, in the opinion of the Investment Manager, have the potential for growing more rapidly than the economy and which may benefit from new products or services, technological developments or changes in management.

EMERGING MARKETS PORTFOLIO

Seeks long-term capital appreciation by investing primarily in equity securities of companies in emerging market countries. The Emerging Markets Portfolio may invest up to 35% of its total assets in high risk fixed-income securities that are rated below investment grade or are unrated (commonly referred to as "junk bonds"). See the special considerations for investments in high yield securities disclosed in the Fund prospectus.

The Fund is organized as a Massachusetts business trust and is an open-end diversified management investment company with multiple portfolios under the Investment Company Act of 1940. Each Portfolio of the Fund is managed for investment purposes as if it were a separate fund issuing a separate class of shares. Shares of the Fund are offered to the Separate Account established by Hartford Life or one of its affiliated companies specifically to fund the Contracts and certain flexible premium deferred variable annuity contracts issued by Hartford Life or one of its affiliates as permitted by the Investment Company Act of 1940.

The Portfolios are managed in styles similar to other investment companies whose shares are generally offered to the public which are managed by Dean Witter InterCapital Inc., the Investment Manager, or by TCW Funds Management, Inc., the Sub-Adviser to certain of the Portfolios. The portfolios of these other investment companies may, however, employ different investment practices and may invest in securities different from those in which their counterpart Portfolios invest, and consequently will not have identical portfolios or experience identical investment results.

The Portfolios are available only to serve as the underlying investment for variable annuity and variable life contracts. A full description of the Portfolios, their investment objectives, policies and restrictions, risks, charges and expenses and other aspects of their operation is contained in the accompanying Fund Prospectus which should be read in conjunction with this Prospectus before investing, and in the Fund Statement of Additional Information which may be ordered without charge from Dean Witter Select Dimensions Investment Series.

It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Portfolios simultaneously. Although Hartford Life and the Fund do not currently foresee any such disadvantages either to variable life insurance or variable annuity contract owners, the Fund's Board of Trustees intends to monitor events in order to identify any material conflicts between variable life and variable annuity contract owners and to determine what action, if any, should be taken in response thereto. If the Board of Trustees of the Fund were to conclude that separate Portfolios should be established for variable life and variable annuity separate accounts, Hartford Life will bear the attendant expenses.

All investment income of and other distributions to each Sub-Account of the Separate Account arising from the applicable Portfolio are reinvested in shares of that Portfolio at net asset value. The income and both realized gains or losses on the assets of each Sub-Account of the Separate Account are therefore separate and are credited to or charged against the Sub-Account without regard to income, gains or losses from any other Sub-Account or from any other business of Hartford Life. Hartford Life will purchase shares in the Portfolios in connection with premiums allocated to the applicable Sub-Account in accordance with Contract Owners directions and will redeem shares in the Portfolios to meet Contract obligations or make adjustments in reserves, if any. The Portfolios are required to redeem Portfolio shares at net asset value and to make payment within seven days.

Hartford Life reserves the right, subject to compliance with the law as then in effect, to make additions to, deletions from, or substitutions for the Separate Account and its Sub-Accounts which fund the Contracts. If shares of any of the Portfolios should no longer be available for investment, or if, in the judgment of Hartford Life's management, further investment in shares of any Portfolio should become inappropriate in view of the purposes of the Contracts, Hartford Life may substitute shares of another Portfolio for shares already purchased, or to be purchased in the future, under the Contracts. No substitution of securities will take place without notice to and consent of Contract Owners and without prior approval of the Securities and Exchange Commission to the extent required by the Investment Company Act of 1940. Subject to Contract Owner approval, Hartford Life also reserves the right to end the registration under the Investment Company Act of 1940 of the Separate Account or any other separate accounts of which it is the depositor which may fund the Contracts.

Each Portfolio is subject to investment restrictions which may not be changed without the approval of a majority of the shareholders of the Fund. See the accompanying prospectus for the Fund.

INVESTMENT ADVISER

Dean Witter InterCapital Inc. ("InterCapital" or the "Investment Manager"), a Delaware Corporation, whose address is Two World Trade Center, New York, New York 10048, is the Fund's Investment Manager. The Investment Manager, which was incorporated in July, 1992, is a wholly-owned subsidiary of Dean Witter, Discover & Co., ("DWDC"), a balanced financial services organization providing a broad range of nationally marketed credit and investment products.

The Fund has retained the Investment Manager to provide administrative services, manage its business affairs and manage the investment of the Fund's assets, including the placing of orders for the purchase and sales of portfolio securities. InterCapital has retained its wholly-owned subsidiary, Dean
Witter Services Company Inc., to perform the aforementioned administrative
services for the Portfolios.   For its services, each Portfolio pays the
Investment Manager a monthly fee. See the accompanying Fund Prospectus for a more complete description of the Investment Manager and the respective fees of the Portfolios.

With regard to the North American Government Securities Portfolio, the Balanced Portfolio, the Core Equity Portfolio and the Emerging Markets Portfolio, under a Sub-Advisory Agreement between TCW Funds Management, Inc. (the "Sub-Adviser") and the Investment Manager, the Sub-Adviser provides these Portfolios with investment advice and portfolio management, in each case subject to the overall supervision of the Investment Manager. The Sub-Adviser's address is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017.

THE CONTRACT

APPLICATION FOR A CONTRACT

Individuals wishing to purchase a Contract must submit an application to Hartford Life. A Contract will be issued only on the lives of insureds age 90 and under who supply evidence of insurability satisfactory to Hartford Life. Acceptance is subject to Hartford Life's underwriting rules and Hartford Life reserves the right to reject an application for any reason. IF A CONTRACT IS NOT ISSUED, THE PREMIUMS WILL BE RETURNED TO YOU WITHOUT INTEREST. No change in the terms or conditions of a Contract will be made without the consent of the Contract Owner.

The Contract will be effective on the Contract Date only after Hartford Life has received all outstanding delivery requirements and received the initial premium. The Contract Date is the date used to determine all future cyclical transactions on the Contract, e.g., Monthly Activity Date, Contract Months and Contract Years. The Contract Date may be prior to, or the same as, the date the Contract is issued ("Issue Date").

If the Coverage Amount is over then current limits established by Hartford Life, the initial payment will not be accepted with the application. In other cases where we receive the initial payment with the application, we will provide fixed conditional insurance during underwriting according to the terms of a conditional receipt. The fixed conditional insurance will be the insurance applied for, up to a maximum that varies by age. If no fixed conditional insurance was in effect, on Contract delivery we will require a sufficient payment to place the insurance in force.

PREMIUMS

The Contract permits the Contract Owner to pay a large single premium, and subject to restrictions, additional premiums. The Contract Owner may choose a minimum initial premium of 80%, 90% or 100% of the Guideline Single Premium (based on the Face Amount). Under current underwriting rules, which are subject to change, Applicants between ages 45 and 80 who pay an initial premium of 100% of the Guideline Single Premium (subject to then current premium limits) are eligible for simplified underwriting without a medical examination if they meet simplified underwriting standards as evidenced in their responses in the application. For Contract Owners who pay an initial premium of 80% or 90% of the Guideline Single Premium or who are below age 45 or above age 80, standard underwriting applies, except that substandard underwriting applies only in those cases that represent substandard risks according to customary underwriting guidelines. Additional premiums are allowed if they do not cause the Contract to fail to meet the definition of a life insurance contract under Section 7702 of the Code. Hartford Life may require evidence of insurability for any additional premiums which increase the Coverage Amount. Generally, the minimum initial premium Hartford Life will accept is $10,000. Hartford Life may accept less than $10,000 under certain circumstances. No premium will be accepted which does not meet the tax qualification guidelines for life insurance under the Code.

ALLOCATION OF PREMIUMS

Within three business days of receipt of a completed application and the initial premium at Hartford Life's Home Office, Hartford Life will allocate the entire premium to the Money Market Portfolio. After the expiration of the Right To Cancel Period the Account Value in the Money Market Portfolio will be allocated among the Portfolios in whole percentages to purchase Accumulation Units in the applicable Sub-Accounts as the Contract Owner directs in the application. Premiums received on or after the expiration of the Right to Cancel Period will be allocated among the Sub-Accounts to purchase Accumulation Units in such Sub-Accounts as directed by the Contract Owner or, in the absence of directions, as specified in the original application. The number of Accumulation Units in each Sub-Account to be credited to a Contract (including the initial allocation to the Money Market Portfolio) will be determined first by multiplying the premium by the percentage to be allocated to each Portfolio to determine the portion to be invested in the Sub-Account. Each portion to be invested in each Sub-Account is then divided by the Accumulation Unit Value of that particular Sub-Account next computed after receipt of the payment.

ACCUMULATION UNIT VALUES

The Accumulation Unit Value for each Sub-Account will vary to reflect the investment experience of the applicable Portfolio and will be determined on each Valuation Day by multiplying the Accumulation Unit Value of the particular Sub-Account on the preceding Valuation Day by a "Net Investment Factor" for that Sub-Account for the Valuation Period then ended. The Net Investment Factor for each Sub-Account is the net asset value per share of the corresponding Portfolio at the end of the Valuation Period (plus the per share dividends or capital gains by that Portfolio if the ex-dividend date occurs in the Valuation Period then ended) divided by the net asset value per share of the corresponding Portfolio at the beginning of the Valuation Period. Applicants should refer to the prospectus for the Portfolios which accompany this prospectus for a description of how the assets of each Portfolio are valued since such determination has a direct bearing on the Accumulation Unit Value of the Sub-Account and therefore the Account Value of a Contract. See also, "Contract Benefits and Rights - Account Value," page ___.

All valuations in connection with a Contract, e.g., with respect to determining Account Value and Cash Surrender Value and in connection with Contract Loans, or calculation of Death Benefits, or with respect to determining the number of Accumulation Units to be credited to a Contract with each premium, other than the initial premium, will be made on the date the request or payment is received by Hartford Life at its Home Office if such date is a Valuation Day; otherwise such determination will be made on the next succeeding date which is a Valuation Day.

DEDUCTIONS AND CHARGES

MONTHLY DEDUCTIONS

On the Contract Date, and on each Monthly Activity Date after the Contract Date, Hartford Life will deduct an amount ("Deduction Amount") to cover charges and expenses incurred in connection with a Contract. Each monthly Deduction Amount will be deducted pro rata from each Sub-Account attributable to the Contract such that the proportion of Account Value of the Contract attributable to each Sub-Account remains the same before and after the deduction. The Deduction Amount will vary from month to month. If the Cash Surrender Value is not sufficient to cover a Deduction Amount due on any Monthly Activity Date, the Contract may lapse. See "Contract Benefits and Rights - Lapse and Reinstatement," page ___. The following is a summary of the monthly deductions and charges which constitute the Deduction Amount:

COST OF INSURANCE CHARGE: The cost of insurance charge covers Hartford Life's anticipated mortality costs for standard and substandard risks. Current cost of insurance rates are lower after the 10th Contract Year and are based on whether 100%, 90% or 80% of the Guideline Single Premium has been paid. The current cost of insurance charge will not exceed the guaranteed cost of insurance charge. This charge is a guaranteed maximum monthly rate multiplied by the Coverage Amount on the Contract Date or any Monthly Activity Date. For standard risks, the guaranteed cost of insurance rate is based on the 1980 Commissioners
Standard Ordinary Mortality Table, age last birthday. (Unisex rates may be required in some states.) A table of guaranteed cost of insurance rates per $1,000 will be included in each Contract; however, Hartford Life reserves the right to use rates less than those shown in the table. Substandard risks will be charged at a higher cost of insurance rate that will not exceed rates based on a multiple of the 1980 Commissioners Standard Ordinary Mortality
Table, age last birthday. The multiple will be based on the insured's substandard rating.

The Coverage Amount is first set on the Contract Date and then on each Monthly Activity Date. On such days, it is the Face Amount less the Account Value subject to a Minimum Coverage Amount. The Coverage Amount remains level between the Monthly Activity Dates.

The Coverage Amount may be adjusted to continue to qualify the Contracts as life insurance contracts under the current Federal tax law. Under that law, the Minimum Coverage Amount is a stated percentage of the Account Value of the Contract determined on each Monthly Activity Date. The percentages vary according to the attained age of the Insured.

EXAMPLE:

Face Amount = $100,000
Account Value on the Monthly Activity Date = $30,000
Insured's attained age = 40
Minimum Coverage Amount percentage for age 40 = 150%

On the Monthly Activity Date, the Coverage Amount is $70,000. This is calculated by subtracting the Account Value on the Monthly Activity Date ($30,000) from the Face Amount ($100,000), subject to a possible Minimum Coverage Amount adjustment. This Minimum Coverage Amount is determined by taking a percentage of the Account Value on the Monthly Activity Date. In this case, the Minimum Coverage Amount is $45,000 (150% of $30,000). Since $45,000 is less than the Face Amount less the Account Value ($70,000), no adjustment is necessary. Therefore, the Coverage Amount will be $70,000.

Assume that the Account Value in the above example was $50,000. The Minimum Coverage Amount would be $75,000 (150% of $50,000). Since this is greater than the Face Amount less the Account Value ($50,000), the Coverage Amount for the Contract Month is $75,000. (For an explanation of the Death Benefit, see "Contract Benefits and Rights" on page ___.)

Because the Account Value and, as a result, the Coverage Amount under a Contract may vary from month to month, the cost of insurance charge may also vary on each Monthly Activity Date.

TAX EXPENSE CHARGE: Hartford Life will deduct monthly from the Account Value a tax expense charge equal to an annual rate of 0.40% for the first ten Contract Years. This charge compensates Hartford Life for premium taxes imposed by various states and local jurisdictions and for federal taxes imposed under
Section 848 of the Code. The charge includes a premium tax deduction of 0.25% and a federal tax deduction of 0.15%. The 0.25% premium tax deduction over ten Contract Years approximates Hartford Life's average expenses for state and local premium taxes (2.5%). Premium taxes vary, ranging from zero to more than 4.0%. The premium tax deduction is made whether or not any premium tax applies. The deduction may be higher or lower than the premium tax imposed. However, Hartford Life does not expect to make a profit from this deduction. The
0.15% federal tax deduction helps reimburse Hartford Life for approximate expenses incurred from federal taxes under Section 848 of the Code. The federal tax deduction is a factor Hartford Life must use when computing the maximum sales load chargeable under SEC rules.

ADMINISTRATIVE CHARGE: Hartford Life will deduct monthly from the Account Value attributable to the Separate Account an administrative charge equal to an annual rate of 0.40%. This charge compensates Hartford Life for administrative expenses incurred in the administration of the Separate Account and the Contracts.

MORTALITY AND EXPENSE RISK CHARGE: Hartford Life will deduct monthly from the Account Value attributable to the Separate Account a charge equal to an annual rate of 0.90% for the mortality risks and expense risks Hartford Life assumes in relation to the variable portion of the Contracts. The mortality risk assumed is that the cost of insurance charges specified in the Contract will be insufficient to meet claims. Hartford Life also assumes a risk that the Face Amount (the minimum Death Benefit) will exceed the Coverage Amount on the date of death plus the Account Value on the date Hartford Life receives written notice of death. The expense risk assumed is that expenses incurred in issuing and administering the Contracts will exceed the administrative charges set in the Contract. Hartford Life may profit from the mortality and expense risk charge and may use any profits for any proper purpose, including any difference between the cost it incurs in distributing the Contracts and the proceeds of the contingent deferred sales charge.

ANNUAL MAINTENANCE FEE: If the Account Value on a Contract Anniversary is less than $50,000, Hartford Life will deduct on such date an Annual Maintenance Fee of $30. This fee will help reimburse Hartford Life for administrative and maintenance costs of the Contracts. The sum of the monthly administrative charges and the annual maintenance fee will not exceed the cost Hartford Life incurs in providing administrative services under the Contracts.


TAXES CHARGED AGAINST THE SEPARATE ACCOUNT

Currently, no charge is made to the Separate Account for federal income taxes that may be attributable to the Separate Account. Hartford Life may, however, make such a charge in the future. Charges for other taxes, if any, attributable to the Separate
Account may also be made.

CHARGES AGAINST THE PORTFOLIOS

The Separate Account purchases shares of the Portfolios at net asset value. The net asset value of the Portfolio shares reflects investment advisory fees and administrative expenses already deducted from the assets of the Portfolios. These charges are described in the prospectus for the Portfolios.

CONTINGENT DEFERRED SALES CHARGE

Upon surrender of the Contract and partial withdrawals in excess of the Annual Withdrawal Amount, a contingent deferred sales charge may be assessed. In Contract Years 1 through 3, this charge is 7.5% of surrendered Account Value attributable to premiums paid. In Contract Years 4 through 5, this charge is
6%.  In Contract Years 6 through 7, this charge  is 4%.   In Contract Years 8
through 9, this charge  is 2%.  After the 9th Contract Year, there is no charge.

In determining the contingent deferred sales charge and the additional premium tax charge discussed below, any surrender or partial withdrawal during the first ten Contract Years will be deemed first from premiums paid and then from earnings. If an amount equal to all premiums paid has been withdrawn, no charge will be assessed on withdrawal of the remaining Account Value.

The contingent deferred sales charge is imposed to cover a portion of the sales expense incurred by Hartford Life in distributing the Contracts. This expense includes agents commissions, advertising and the printing of prospectuses.

See "Contract Benefits and Rights - Amount Payable on Surrender of the Contract," page ___.

ADDITIONAL PREMIUM TAX CHARGE

During the first nine Contract Years, an additional premium tax charge will be imposed on surrender or partial withdrawals. The additional premium tax charge is shown below, as a percent of Account Value, at the end of each Contract Year:

                 CONTRACT
                   YEAR      RATE
                   ----      ----

                     1      2.25%
                     2      2.00%
                     3      1.75%
                     4      1.50%
                     5      1.25%
                     6      1.00%
                     7      0.75%
                     8      0.50%
                     9      0.25%
                    10+     0.00%

After the ninth Contract Year, no additional premium tax charge will be imposed.


CONTRACT BENEFITS AND RIGHTS

DEATH BENEFIT

The Contracts provide for the payment of the Death Proceeds to the named beneficiary when the Insured under the Contract dies. The Death Proceeds payable to the beneficiary equal the Death Benefit less any loans outstanding. The Death Benefit equals the greater of (1) the Face Amount or (2) the Account Value multiplied by a specified percentage. The percentages vary according to the attained age of the Insured and are specified in the Contract. Therefore, an increase in Account Value may increase the Death Benefit. However, because the Death Benefit will never be less than the Face Amount, a decrease in Account Value may decrease the Death Benefit but never below the Face Amount.

        EXAMPLES:
                                              A                B
                                           --------        --------
        Face Amount:                       $100,000        $100,000
        Insured's Age:                         40              40
        Account Value on Date of Death:      46,500          34,000
        Specified Percentage                   250%            250%

     In Example A, the Death Benefit equals $116,250, i.e., the greater of $100,000 (the Face Amount) or $116,250 (the Account Value at the Date of Death of $46,500, multiplied by the specified percentage of 250%). This amount less any outstanding loans constitutes the Death Proceeds which we would pay to the beneficiary.

     In Example B, the death benefit is $100,000, i.e., the greater of $100,000 (the Face Amount) or $85,000 (the Account Value of $34,000 multiplied by the specified percentage of 250%).

All or part of the Death Proceeds may be paid in cash or applied under a "Payment Option." See "Other Matters - Payment Options," page ___.

ACCOUNT VALUE

The Account Value of a Contract will be computed on each Valuation Day. The Account Value will vary to reflect the investment experience of the Portfolios, the value of the Loan Account and the monthly Deduction Amounts. There is no minimum guaranteed Account Value.

The Account Value of a particular Contract is related to the net asset value of the Portfolios to which premiums on the Contract have been allocated. The Account Value on any Valuation Day is calculated by multiplying the number of Accumulation Units credited to the Contract in each Sub-Account as of the Valuation Day by the Accumulation Unit Value of that Sub-Account and then summing the result for all the Sub-Accounts credited to the Contract and the value of the Loan Account. See "The Contract - Accumulation Unit Values," page ____.

TRANSFER OF ACCOUNT VALUE

While the Contract remains in effect and subject to Hartford Life's transfer rules then in effect, the Contract Owner may request that part or all of the Account Value of a particular Sub-Account be transferred to other Sub-Accounts. Hartford Life reserves the right to restrict the number of such transfers to no more than 12 per Contract Year with no two transfers being made on consecutive Valuation Days. However, there are no restrictions on the number of transfers at the present time. Transfers may be made by written request or by calling toll free 1-800-231-5453. Telephone transfers may not be permitted in some states. The policy of Hartford Life and its agents and affiliates is that they will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. Hartford Life will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; otherwise, Hartford Life may be liable for any losses due to unauthorized or fraudulent instructions. The procedures Hartford Life follows for transactions initiated by telephone include requirements that callers on behalf of a Contract Owner identify themselves and the Contract Owner by name and social security number or other identifying information. All transfer instructions by telephone are tape recorded.

Hartford Life may modify the right to reallocate Account Value among the Sub-Accounts if Hartford Life determines, in its sole discretion, that the exercise of that right by one or more Contract Owners is, or would be, to the disadvantage of other Contract Owners. Any modification could be applied to transfers to or from some or all of the Sub-Accounts and could include, but not be limited to, the requirement of a minimum period between each transfer, not accepting transfer requests of an agent acting under the power of attorney on behalf of more than one Contract Owner, or limiting the dollar amount that may be transferred among the Sub-Accounts at one time. These restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right that Hartford Life considered to be disadvantageous to other Contract Owners.

As a result of a transfer, the number of Accumulation Units credited to the Sub-Account from which the transfer is made will be reduced by the number obtained by dividing the amount transferred by the Accumulation Unit Value of that Sub-Account on the Valuation Date Hartford Life receives the transfer request. The number of Accumulation Units credited to the Sub-Account to which the transfer is made will be increased by the number obtained by dividing the amount transferred by the Accumulation Unit Value of that Sub-Account on the Valuation Date Hartford Life receives the transfer request.

CONTRACT LOANS

While the Contract is in effect, a Contract Owner may obtain, without the consent of the beneficiary (provided the designation of beneficiary is not irrevocable), one or both of two types of cash loans from Hartford Life. Both types of loans are secured by the Contract. The aggregate loans (including the currently applied for loan) may not exceed at the time a loan is requested 90% of the Account Value less any contingent deferred sales charge and due and unpaid Deduction Amount.

The loan amount will be transferred pro rata from each Sub-Account attributable to the Contract (unless the Contract Owner specifies otherwise) to the Loan Account. The amounts allocated to the Loan Account will bear interest at a rate of 4% per annum (6% for "Preferred Loans"). The amount of the Loan Account that equals the difference between the Account Value and the total of all premiums paid under the Contract is considered a "Preferred Loan." The loan interest rate that Hartford Life will charge on all loans is 6% per annum. The difference between the value of the Loan Account and the Indebtedness will be transferred on a pro-rata basis from the Sub-Accounts to the Loan Account on each Monthly Activity Date.

If the aggregate outstanding loan(s) secured by the Contract exceeds the Account Value of the Contract less any contingent deferred sales charges and due and unpaid Deduction Amount, Hartford Life will give written notice to the Contract Owner that unless Hartford Life receives an additional payment within 61 days to reduce the aggregate outstanding loan(s) secured by the Contract, the Contract may lapse.

All or any part of any loan secured by a Contract may be repaid while the Contract is still in effect. When loan repayments or interest payments are made, the repayment will be allocated among the Sub-Account(s) from which, and in the same percentage as, the loan was originally deducted (unless the Contract Owner requests a different allocation) and an amount equal to the payment will be deducted from the Loan Account. Any outstanding loan at the end of a Grace

Period must be repaid before the Contract will be reinstated. See "Contract Benefits and Rights - Lapse and Reinstatement," page ___.

A loan, whether or not repaid, will have a permanent effect on the Account Value because the investment results of each Sub-Account will apply only to the amount remaining in such Sub-Accounts. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Sub-Accounts earn more than 4% per annum, the annual interest rate for amounts held in the Loan Account, a Contract Owner's Account Value will not increase as rapidly as it would have had no loan been made. If the Sub-Accounts earn less than 4% per annum, the Contract Owner's Account Value will be greater than it would have been had no loan been made. Also, if not repaid, the aggregate outstanding loan(s) will reduce the Death Proceeds and Cash Surrender Value otherwise payable.

AMOUNT PAYABLE ON SURRENDER OF THE CONTRACT

While the Contract is in effect, a Contract Owner may elect, without the consent of the beneficiary (provided the designation of beneficiary is not irrevocable), to fully surrender the Contract. Upon surrender, the Contract Owner will receive the Cash Surrender Value determined as of the day Hartford Life receives the Contract Owner's written request or the date requested by the Contract Owner whichever is later. The Cash Surrender Value equals the Account Value less any contingent deferred sales charges and additional premium tax charge and all Indebtedness. Hartford Life will pay the Cash Surrender Value of the Contract within seven days of receipt by Hartford Life of the written request or on the effective surrender date requested by the Contract Owner, whichever is later. The Contract will terminate on the date of receipt of the written request, or the date the Contract Owner requests the surrender to be effective, whichever is later. For a discussion of the tax consequences of surrendering the Contract, see "Federal Tax Considerations," page ___.

If the Contract Owner chooses to apply the surrender proceeds to a payment option (see "Other Matters - Payment Options," page ___), the contingent deferred sales charge will not be imposed to the surrender proceeds applied to the option. In other words, the surrender proceeds will equal the Cash Surrender Value without reduction for the contingent deferred sales charge. However, the additional premium tax charge, if applicable, will be deducted from the surrender proceeds to be applied, and amounts withdrawn from Options 1, 5 or 6 will be subject to the contingent deferred sales charge, if applicable.

PARTIAL WITHDRAWALS

While the Contract is in effect, a Contract Owner may elect, by written request, to make partial withdrawals from the Cash Surrender Value. The Cash Surrender Value, after partial withdrawal, must at least equal Hartford Life's minimum amount rules then in effect; otherwise, the request will be treated as a request for full surrender. The partial withdrawal will be deducted pro rata from each Sub-Account, unless the Contract Owner instructs otherwise. The Face Amount will be reduced proportional to the reduction in the Account Value due to the partial withdrawal. Partial withdrawals will be deemed to be first from earnings, if any, and then from premiums paid. Partial withdrawals in excess of the Annual Withdrawal Amount will be subject to any applicable contingent deferred sales charges and any additional premium tax charges. See
"Deductions and Charges - Contingent Deferred Sales Charge, Additional
Premium Tax Charge." For a discussion of the tax consequences of partial withdrawals, see "Federal Tax Considerations," page ___.

BENEFITS AT MATURITY

If the Insured is living on the "Maturity Date" (the anniversary of the Contract Date on which the Insured is age 100), on surrender of the Contract to Hartford Life, Hartford Life will pay to the Contract Owner the Cash Surrender Value. In such case, the Contract will terminate and Hartford Life will have no further obligations under the Contract. (The Maturity Date may be extended by rider where approved, but see "Income Taxation of Contract Benefits.")

LAPSE AND REINSTATEMENT

The Contract will remain in effect until the Cash Surrender Value is insufficient to cover a Deduction Amount due on a Monthly Activity Date. Hartford Life will give written notice to the Contract Owner that if an amount shown in the notice (which will be sufficient to cover the Deduction Amount(s) due) is not paid within 61 days ("Grace Period"), there is a danger of lapse.

The Contract will continue through the Grace Period, but if no payment is forthcoming, it will terminate at the end of the Grace Period. If the person insured under the Contract dies during the Grace Period, the Death Proceeds payable under the Contract will be reduced by the Deduction Amount(s) due and unpaid. See "Contract Benefits and Rights - Death Benefit," page ___.

If the Contract lapses, the Contract Owner may apply for reinstatement of the Contract by payment of the reinstatement premium (and any applicable charges) shown in the Contract. A request for reinstatement may be made within five years of lapse. If a loan was outstanding at the time of lapse, Hartford Life will require repayment of the loan before permitting reinstatement. In addition, Hartford Life reserves the right to require evidence of insurability satisfactory to Hartford Life.

CANCELLATION AND EXCHANGE RIGHTS

An Applicant has a limited right to return a Contract for cancellation. If the Contract is returned, by mail or personal delivery to Hartford Life or to the agent who sold the Contract, to be cancelled within 10 days after delivery of the Contract to the Contract Owner (a longer free-look period is provided in certain cases), Hartford Life will return to the Applicant within 7 days the greater of premiums paid for the Contract or the sum of (1) the Account Value on the date the returned Contract is received by Hartford Life or its agent and (2) any deductions under Contract or by the Portfolios for taxes, charges or fees.

Once the Contract is in effect, it may be exchanged during the first 24 months after its issuance, for a non-variable flexible premium adjustable life insurance contract offered by Hartford Life (or an affiliated company) on the life of the Insured. No evidence of insurability will be required. The new contract will have, at the election of the Contract Owner, either the same Coverage Amount under the exchanged contract on the date of exchange or the same Death Benefit. The effective date, issue date and issue age will be the same as existed under the exchanged contract. If a contract loan was outstanding, the entire loan must be repaid. There may be a cash adjustment required on the exchange.

SUSPENSION OF VALUATION, PAYMENTS AND TRANSFERS

Hartford Life will suspend all procedures requiring valuation (including transfers, surrenders and loans) on any day a national stock exchange is closed or trading is restricted due to an existing emergency as defined by the Securities and Exchange Commission, or on any day the Commission has ordered that the right of surrender of the Contracts be suspended for the protection of Contract Owners, until such condition has ended.

                             LAST SURVIVOR CONTRACTS

The Contracts are offered on a single life and "last survivor" basis. Contracts sold on a last survivor basis operate in a manner almost identical to the single life version. The most important difference is that the last survivor version involves two Insureds and the Death Proceeds are paid on the death of the last surviving Insured. The other significant differences between the last survivor and single life versions are listed below:

   1. The cost of insurance charges under the last survivor Contracts are determined in a manner that reflects the anticipated mortality of the two Insureds and the fact that the Death Benefit is not payable until the death of the second Insured to die. See the last survivor illustrations in "Appendix A," page ___.

   2. To qualify for simplified underwriting under a last survivor Contract, both Insureds must meet the simplified underwriting standards.

   3. For a last survivor Contract to be reinstated, both Insureds must be alive on the date of reinstatement.

   4. The Contract provisions regarding misstatement of age or sex, suicide and incontestability apply to either Insured.

   5. Additional tax disclosures applicable to last survivor Contracts are provided in "Federal Tax Considerations," page ___."

OTHER MATTERS

VOTING RIGHTS

In accordance with its view of presently applicable law, Hartford Life will vote the shares of the Portfolios at regular and special meetings of the shareholders of the Portfolios in accordance with instructions from Contract Owners (or the assignee of the Contract, as the case may be) having a voting interest in the Separate Account. The number of shares held in the Separate Account which are attributable to each Contract Owner is determined by dividing the Contract Owner's interest in each Sub-Account by the net asset value of the applicable shares of the Portfolios. Hartford Life will vote shares for which no instructions have been given and shares which are not attributable to Contract Owners (I.E., shares owned by Hartford Life) in the same proportion as it votes shares for which it has received instructions. If the Investment Company Act of 1940 or any rule promulgated thereunder should be amended, however, or if Hartford Life's present interpretation should change and, as a result, Hartford Life determines it is permitted to vote the shares of the Portfolios in its own right, it may elect to do so.

The voting interests of the Contract Owner (or the assignee) in the Portfolios will be determined as follows: Contract Owners may cast one vote for each full or fractional Accumulation Unit owned under the Contract and allocated to a Sub-Account the assets of which are invested in the particular Portfolio on the record date for the shareholder meeting for that Portfolio. If, however, a Contract Owner has taken a loan secured by the Contract, amounts transferred from the Sub-Account(s) to the Loan Account in connection with the loan (See "Contract Benefits and Rights - Contract Loans," page ___) will not be considered in determining the voting interests of the Contract Owner. Contract Owners should review the prospectus for the Portfolios which accompany this prospectus to determine matters on which shareholders may vote.

Hartford Life may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of one or more of the Portfolios or to approve or disapprove an investment advisory contract for the Portfolios.

In addition, Hartford Life itself may disregard voting instructions in favor of changes initiated by a Contract Owner in the investment policy or the investment adviser of the Portfolios if Hartford Life reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities. If Hartford Life does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next periodic report to Contract Owners.

STATEMENTS TO CONTRACT OWNERS

Hartford Life will maintain all records relating to the Separate Account and the Sub-Accounts. At least once each Contract Year, Hartford Life will send to Contract Owners a statement showing the Coverage Amount and the Account Value of the Contract (indicating the number of Accumulation Units credited to the Contract in each Sub-Account and the corresponding Accumulation Unit Value), and any outstanding loan secured by the Contract as of the date of the statement. The statement will also show premium paid, and Deduction Amounts under the Contract since the last statement, and any other information required by any applicable law or regulation.

LIMIT ON RIGHT TO CONTEST

Hartford Life may not contest the validity of the Contract after it has been in effect during the Insured's lifetime for two years from the Issue Date. If the Contract is reinstated, the two-year period is measured from the date of reinstatement. Any increase in the Coverage Amount as a result of a premium is contestable for 2 years from its effective date. In addition, if the Insured commits suicide in the two-year period, or such period as specified in state law, the benefit payable will be limited to the Account Value less any Indebtedness.

MISSTATEMENT AS TO AGE AND SEX

If the age or sex of the Insured is incorrectly stated, the Death Benefit will be appropriately adjusted as specified in the Contract.

PAYMENT OPTIONS

The surrender proceeds or Death Proceeds under the Contracts may be paid in a lump sum or may be applied to one of Hartford Life's payment options. The minimum amount that may be placed under a payment option is $5,000 unless Hartford Life consents to a lesser amount. Under Options 2, 3 and 4, no surrender or partial withdrawals are permitted after payments commence. Full surrender or partial withdrawals may be made from Options 1 or 6, but they are subject to the contingent deferred sales charge, if applicable. Only a full surrender is allowed from Option 5. A surrender from Option 5 will also be subject to the contingent deferred sales charge, if applicable.

We will pay interest of at least 3 1/2% per year on the Death Proceeds from the date of the Insured's death to the date payment is made or a payment option is elected. At such times, the proceeds are not subject to the investment experience of the Separate Account.

The following options are available under the Contracts (Hartford Life may offer other payment options):

OPTION 1:  INTEREST INCOME

This option offers payments of interest, at the rate we declare, on the amount applied under this option. The interest rate will never be less than 3 1/2% per year.

OPTION 2:  LIFE ANNUITY

A life annuity is an annuity payable during the lifetime of the payee and terminating with the last payment preceding the death of the payee. This option offers the largest payment amount of any of the life annuity options since there is no guarantee of a minimum number of payments nor a provision for a death benefit payable to a beneficiary.

It would be possible under this option for a payee to receive only one annuity payment if he died prior to the due date of the second annuity payment, two if he died before the date of the third annuity payment, etc.

OPTION 3:  LIFE ANNUITY WITH 120, 180 OR 240 MONTHLY PAYMENTS CERTAIN

This annuity option is an annuity payable monthly during the lifetime of the payee with the provision that payments will be made for a minimum of 120, 180 or 240 months, as elected. If, at the death of the payee, payments have been made for less than the minimum elected number of months, then the present value as of the date of the payee's death, of any remaining guaranteed payments will be paid in one sum to the beneficiary or beneficiaries designated unless other provisions have been made and approved by Hartford Life.

OPTION 4:  JOINT AND LAST SURVIVOR ANNUITY

An annuity payable monthly during the joint lifetime of the payee and a designated second person, and thereafter during the remaining lifetime of the survivor, ceasing with the last payment prior to the death of the survivor. Based on the options currently offered by Hartford Life, the payee may elect that the payment to the survivor be less than the payment made during the joint lifetime of the payee and a designated second person.

It would be possible under this option for a payee and designated second person to receive only one payment in the event of the common or simultaneous death of the parties prior to the due date for the second payment and so on.

OPTION 5:  PAYMENTS FOR A DESIGNATED PERIOD

An amount payable monthly for the number of years selected which may be from 5 to 30 years. Under this option, you may, at any time, request a full surrender and receive, within seven days, the termination value of the Contract as determined by Hartford Life.

In the event of the payee's death prior to the end of the designated period, the present value as of the date of the payee's death, of any remaining guaranteed payments will be paid in one sum to the beneficiary or beneficiaries designated unless other provisions have been made and approved by Hartford Life.

Option 5 is an option that does not involve life contingencies.

OPTION 6:  DEATH PROCEEDS REMAINING WITH HARTFORD LIFE

Proceeds from the Death Benefit left with Hartford Life. These proceeds will remain in the Sub-Accounts to which they were allocated at the time of death unless the beneficiary elects to reallocate them. Full or partial withdrawals may be made at any time.

VARIABLE AND FIXED ANNUITY PAYMENTS: When an annuity is effected, unless otherwise specified, the surrender proceeds or Death Proceeds held in the Sub-Accounts will be applied to provide a variable annuity based on the pro rata amount in the various Sub-Accounts. Fixed annuities options are also available. YOU SHOULD CONSIDER THE QUESTION OF ALLOCATION OF PROCEEDS AMONG SUB-ACCOUNTS OF THE SEPARATE ACCOUNT TO MAKE CERTAIN THAT ANNUITY PAYMENTS ARE BASED ON THE INVESTMENT ALTERNATIVE BEST SUITED TO YOUR NEEDS FOR RETIREMENT.

VARIABLE ANNUITY: The Contract contains tables indicating the minimum dollar amount of the first monthly payment under the optional variable forms of annuity for each $1,000 of value of a Sub-Account. The first monthly payment varies according to the form and type of variable payment annuity selected. The Contract contains variable payment annuity tables derived from the 1983a Individual Annuity Mortality Table with ages set back one year and with an assumed investment rate ("A.I.R.") of 5% per annum. The total first monthly variable annuity payment is determined by multiplying the proceeds value (expressed in thousands of dollars) of a Sub-Account by the amount of the first monthly payment per $1,000 of value obtained from the tables in the Contracts.

The amount of the first monthly variable annuity payment is divided by the value of an annuity unit (an accounting unit of measure used to calculate the value of annuity payments) for the appropriate Sub-Account no earlier than the close of business on the fifth Valuation Day preceding the day on which the payment is due in order to determine the number of annuity units represented by the first payment. This number of annuity units remains fixed during the annuity payment period, and in each subsequent month the dollar amount of the variable annuity payment is determined by multiplying this fixed number of annuity units by the then current annuity unit value.

LEVEL VARIABLE ANNUITY PAYMENTS WOULD BE PRODUCED IF THE INVESTMENT RATE REMAINED CONSTANT AND EQUAL TO THE A.I.R. IN FACT, PAYMENTS WILL VARY UP OR DOWN AS THE INVESTMENT RATE VARIES UP OR DOWN FROM THE A.I.R.

FIXED ANNUITY: Fixed annuity payments are determined by multiplying the amount applied to the annuity by a rate to be determined by Hartford Life which is no less than the rate specified in the fixed payment annuity tables in the Contract. The annuity payment will remain level for the duration of the annuity.

Hartford Life will make any other arrangements for income payments as may be agreed on.

BENEFICIARY

The applicant names the beneficiary in the application for the Contract. The Contract Owner may change the beneficiary (unless irrevocably named) during the Insured's lifetime by written request to Hartford Life. If no beneficiary is living when the Insured dies, the Death Proceeds will be paid to the Contract Owner if living; otherwise to the Contract Owner's estate.

ASSIGNMENT

The Contract may be assigned as collateral for a loan or other obligation. Hartford Life is not responsible for any payment made or action taken before receipt of written notice of such assignment. Proof of interest must be filed with any claim under a collateral assignment.

DIVIDENDS

No dividends will be paid under the Contracts.

                        EXECUTIVE OFFICERS AND DIRECTORS

                                                       OTHER BUSINESS PROFESSION,
                        POSITION WITH HLIC,            VOCATION OR EMPLOYMENT FOR
NAME, AGE               YEAR OF ELECTION               PAST 5 YEARS; OTHER DIRECTORSHIPS
---------               -------------------            ---------------------------------
Louis J. Abdou          Vice President, 1987           Vice President (1987-Present), Hartford Insurance
51                                                     Company.

Wendell J. Bossen       Vice President, 1992**         President (1992-Present), International Corporate
60                                                     Marketing Group, Inc.; Executive Vice
                                                       President (1984-1992), Mutual
                                                       Benefit.

Peter W. Cummins        Vice President, 1989           Vice President, Individual Annuity Operations
56                                                     (1989-Present), Hartford Life Insurance Company.

Julianna B. Dalton      Vice President, 1992           Vice President (1992-Present), Assistant Vice President
38                                                     (1989), Director of Research (1987), Hartford Life
                                                       Insurance Company.

Ann M. deRaismes        Vice President, 1994           Vice President (1994-Present), Assistant Vice President
43                                                     (1992), Director of Human Resources (1991-Present),
                                                       Assistant Director of Human Resources (1987),
                                                       Hartford Life Insurance Company.

Allen J. Duoma, M.D.    Medical Director,              Medical Director (1993-Present), Employee Benefits
46                      1993                           Division, Hartford Life Insurance Company; Medical
                                                       Director (1990), Travelers' Managed Disability Services;
                                                       Medical Director (1988), Center for Corporate Health.

Donald R. Frahm         Chairman and Chief             Chairman and Chief Executive Officer of the
62                      Executive Officer, 1988        Hartford Insurance Group (1988-Present).
                        Director, 1988*

Bruce D. Gardner        General Counsel, 1991          General Counsel (1991-Present), Corporate Secretary
43                      Corporate Secretary, 1988      (1988-Present), Associate General Counsel (1988),
                        Director, 1994*                Hartford Life Insurance Company.

Joseph H. Gareau        Executive Vice President       Executive Vice President and Chief Investment Officer,
47                      and Chief Investment           (1993-Present), Hartford Life Insurance Co.; Senior
                        Officer, 1993                  Vice President and Chief Investment Officer (1992),
                        Director, 1993*                ITT Hartford's Property-Casualty Companies.


                        EXECUTIVE OFFICERS AND DIRECTORS

                                                       OTHER BUSINESS PROFESSION,
                        POSITION WITH HLIC,            VOCATION OR EMPLOYMENT FOR
NAME, AGE               YEAR OF ELECTION               PAST 5 YEARS; OTHER DIRECTORSHIPS
---------               -------------------            ---------------------------------
J. Richard Garrett      Treasurer, 1994                Treasurer (1994-Present) Vice President (1993-Present)
48                      Vice President, 1993           Hartford Life Insurance Company; Treasurer (1977),
                                                       Hartford Insurance Group.

John P. Ginnetti        Executive Vice                 Executive Vice President (1994-Present), Senior Vice
47                      President, 1994                President, (1988), General Counsel and Corporate
                        Director, 1988*                Secretary (l982), Hartford Life Insurance Company.

Lynda Godkin            Assoc. General Counsel,        Associate General Counsel and Corporate Secretary
41                      Corporate Secretary,           (1995-Present), Assistant General Counsel and
                        1995                           Secretary (1994), Counsel (1990), Hartford Life
                                                       Insurance Company

Lois W. Grady           Vice President, 1993           Vice President (1993-Present), Assistant Vice President
49                                                     (1988), Hartford Life Insurance Company.

David A. Hall           Senior Vice President          Senior Vice President and Actuary (1992-Present),
39                      and Actuary, 1992              Hartford Life Insurance Company.

Peter L. Holland        Vice President, 1995           Vice President (1995-Present), Hartford Life Insurance
43                                                     Company; Assistant Vice President (1992-Present),
                                                       Hartford Insurance Group.

Joseph Kanarek          Vice President, 1991           Vice President (1991-Present), Director (1992-Present),
46                                                     Hartford Life Insurance Company.

Robert A. Kerzner       Vice President, 1994           Vice President (1994-Present), Regional Vice President
43                                                     (1991), Life Sales Manager (1990), Hartford Life
                                                       Insurance Company.

Kevin L. Kirk           Vice President, 1992           Vice President (1992-Present); Assistant Vice
42                                                     President; Assistant Director, Asset Management
                                                       Services (1985-1992); Hartford Life Insurance
                                                       Company.

Andrew W. Kohnke        Vice President, 1992           Vice President (1992-Present); Assistant Vice
35                                                     President (1989), Hartford Life Insurance Company.

Steven M. Maher         Vice President and             Vice President and Actuary (1993-Present); Assistant
39                      Actuary, 1993                  Vice President (1987), Hartford Life Insurance Company.


                        EXECUTIVE OFFICERS AND DIRECTORS


                                                        OTHER BUSINESS PROFESSION,
                         POSITION WITH HLIC,            VOCATION OR EMPLOYMENT FOR
NAME, AGE                YEAR OF ELECTION               PAST 5 YEARS; OTHER DIRECTORSHIPS
---------                -------------------            ---------------------------------
William B. Malchodi, Jr. Vice President, 1994           Vice President (1994-Present); Director of Taxes (1992-
43                       Director of Taxes, 1992        Present); Assistant General Counsel and Assistant
                                                        Director of Taxes (1986), Hartford Insurance Company.

Thomas M. Marra          Senior Vice President,         Senior Vice President and Director, Individual Life and
35                       1993                           Annuity Division (1993-Present); Director of Individual
                         Director, 1994*                Annuities (1991); Vice President (1989); Assistant Vice
                                                        President (1989), Hartford Life Insurance Company.

Kevin A. North           Vice President, 1991           Vice President and Director of Real Estate (1991-
41                                                      Present); Vice President and Deputy Director of Real
                                                        Estate (1989), Hartford Insurance Group.

Robert F. Nolan          Vice President, 1995           Vice President (1995); Assistant Vice President (1992);
41                                                      Hartford Life Insurance Company; Manager Public
                                                        Relations (1986), Aetna Life and Casualty Insurance Company.

Joseph J. Noto           Vice President, 1989           Vice President (1989-Present), Hartford Life Insurance
41                                                      Company.

Leonard E. Odell, Jr.    Senior Vice President,         Senior Vice President (1994-Present); Vice President
48                       1994                           and Chief Actuary (1982), Hartford Life Insurance
                         Director, 1994*                Company.

Michael C. O'Halloran    Vice President, 1994           Vice President (1994-Present); Senior Associate
45                       Senior Associate               General Counsel and Director (1988-Present), Law
                         General Counsel, 1988          Department, Hrtford Fire Insurance Company.

Craig D. Raymond         Vice President, 1993           Vice President and Chief Actuary (1994-Present); Vice
32                       Chief Actuary, 1994            President (1993); Assistant Vice President (1992);
                                                        Actuary (1989-1994), Hartford Life Insurance Company.

                     EXECUTIVE OFFICERS AND DIRECTORS, CONT.

                                                        OTHER BUSINESS PROFESSION,
                         POSITION WITH HLIC,            VOCATION OR EMPLOYMENT FOR
NAME, AGE                YEAR OF ELECTION               PAST 5 YEARS; OTHER DIRECTORSHIPS
---------                -------------------            ---------------------------------
Lowndes A. Smith         President and Chief            President and Chief Operating Officer (1989-Present);
54                       Operating Officer, 1989        Hartford Life Insurance Company; Senior Vice
                         Director, 1981*                President and Group Controller (1987), Hartford
                                                        Insurance Group.

Edward J. Sweeney        Vice President, 1993           Vice President (1993-Present); Chicago Regional
37                                                      Manager (1985-1993), Hartford Life Insurance Company.

James E. Trimble         Vice President and             Vice President (1990-Present); Assistant Vice President
37                       Actuary, 1990                  (1987-1990), Hartford Life Insurance Company.

Raymond P. Welnicki      Senior Vice President,         Senior Vice President (1994-Present); Vice President
45                       1993                           (1993), Hartford Life Insurance Company; Board of
                         Director, 1994*                Directors, Ethix Corp., formerly employed by Aetna Life
                                                        & Casualty.

Walter C. Welsh          Vice President, 1995           Vice President (1995); Assistant Vice President (1993),
48                                                      Hartford Life Insurance Company

James J. Westervelt      Senior Vice President and      Senior Vice President and Group Controller (1994);
46                       Group Controller, 1989         Vice President and Group Controller, (1989-1994);
                                                        Assistant Vice President and Assistant Controller
                                                        (1983-1989), Hartford Insurance Group.

Lizabeth H. Zlatkus      Vice President, 1994           Vice President (1994); Assistant Vice President
35                       Director, 1994*                (1992-1994); Hartford Life Insurance Company; formerly
                                                        Director, Hartford Insurance Group.


--------------------
* Denotes date of election to Board of Directors.
**ITT Hartford Affiliated Company.

                          DISTRIBUTION OF THE CONTRACTS

Hartford Life intends to sell the Contracts in all jurisdictions where it is licensed to do business. The Contracts will be sold by life insurance sales representatives who represent Hartford Life and who are registered representatives of Hartford Equity Sales Company, Inc. ("HESCO") or certain other registered broker-dealers. Any sales representative or employee will have been qualified to sell variable life insurance contracts under applicable Federal and state laws. Each broker-dealer is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and all are members of the National Association of Securities Dealers, Inc.

HESCO currently serves as Principal Underwriter for the securities issued with respect to the Separate Account. Hartford Securities Distribution Company, Inc. ("HSD") will replace HESCO as principal underwriter upon approval by the Commission, the National Association of Securities Dealers, Inc. ("NASD") and applicable state regulatory authorities. Both HESCO and HSD are wholly-owned subsidiaries of Hartford Life. The principal business address of HESCO and HSD is the same as Hartford Life.

The maximum sales commission payable to Hartford Life agents, independent registered insurance brokers, and other registered broker-dealers is 7.0% of initial and subsequent premiums. From time to time, Hartford Life may pay or permit other promotional incentives, in cash or credit or other compensation.

Hartford Life may provide information on various topics to Contract Owners and prospective Contract Owners in advertising, sales literature or other materials. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, dollar cost averaging and asset allocation), the advantages and disadvantages of investing in tax-advantaged and taxable instruments, customer profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and variable annuities and other investment alternatives, including comparisons between the Contracts and the characteristics of and market for such alternatives.

SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS

The assets of the Separate Account are held by Hartford Life. The assets of the Separate Account are kept physically segregated and held separate and apart from the General Account of Hartford Life. Hartford Life maintains records of all purchases and redemptions of shares of the Portfolio. Additional protection for the assets of the Separate Account is afforded by Hartford Life's blanket fidelity bond issued by Aetna Casualty and Surety Company, in the aggregate of $50 million, covering all of the officers and employees of Hartford Life.

FEDERAL TAX CONSIDERATIONS

GENERAL

BECAUSE OF THE COMPLEXITY OF THE LAW AND THE FACT THAT THE TAX RESULTS WILL VARY ACCORDING TO THE STATUS OF THE CONTRACT OWNER INVOLVED, LEGAL AND TAX ADVICE MAY BE NEEDED BY A PERSON, EMPLOYER OR OTHER ENTITY CONTEMPLATING THE PURCHASE OF A CONTRACT DESCRIBED HEREIN.

It should be understood that any detailed description of the Federal income tax consequences regarding the purchase of these Contracts cannot be made in this prospectus and that special tax rules may be applicable with respect to purchase situations not discussed herein. In addition, no attempt is made here to consider any applicable state or other tax laws. For detailed information, a qualified tax adviser should always be consulted. This discussion of Federal tax considerations is based upon Hartford Life's understanding of current Federal income tax laws as they are currently interpreted.

TAXATION OF HARTFORD LIFE AND THE SEPARATE ACCOUNT

The Separate Account is taxed as a part of Hartford Life which is taxed as a life insurance company in accordance with the Life Insurance Company Income Tax Act of 1959 (Part 1 of Subchapter L of the Code). Accordingly, the Separate Account will not be taxed as a "regulated investment company" under subchapter M of the Code. Investment income and realized capital gains on the assets of the Separate Account (the underlying Portfolios) are reinvested and are taken into account in determining the value of the Accumulation Units (see "Contract Benefits and Right - Account Value," on page ___). As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Contract.

Hartford Life does not expect to incur any Federal income tax on the earnings or realized capital gains attributable to the Separate Account. Based upon these expectations, no charge is currently being made to the Separate Account for Federal income taxes. If Hartford Life incurs income taxes attributable to the Separate Account or determines that such taxes will be incurred, it may assess a charge for taxes against the Separate Account.

INCOME TAXATION OF CONTRACT BENEFITS

For Federal income tax purposes, the Contracts should be treated as life insurance contracts under Section 7702 of the Code. The death benefit under a life insurance contract is excluded from the gross income of the beneficiary. Also, a life insurance contract owner is generally not taxed on increments in the contract value until the contract is partially or completely surrendered.
Section 7702 limits the amount of premiums that may be invested in a contract that is treated as life insurance. Hartford Life intends to monitor the premium levels to assure compliance with the Section 7702 requirements.

Federal estate tax, state and local estate, inheritance and other tax consequences of ownership, or receipt of Contract proceeds depend on the circumstances of each Contract Owner or beneficiary.

If the Maturity Date of the Contract is extended by rider, Hartford Life believes that the Contract will continue to be treated as a life insurance contract for federal income tax purposes after the scheduled Maturity Date. However, due to the lack of specific guidance on this issue, this result is not certain. If the Contract is not treated as a life insurance contract for federal income tax purposes after the scheduled Maturity Date, among other things, the Death Proceeds may be taxable to the recipient. The Contract Owner should consult a competent tax adviser regarding the possible adverse tax consequences resulting from an extension of the scheduled Maturity Date.

LAST SURVIVOR CONTRACTS: Although Hartford Life believes that the last survivor Contracts are in compliance with Section 7702 of the Code, the manner in which
Section 7702 should be applied to certain features of a joint survivorship life insurance contract is not directly addressed by Section 7702. In the absence of final regulations or other guidance issued under Section 7702, there is necessarily some uncertainty whether a last survivor Contract will meet the
Section 7702 definition of a life insurance contract.

When the last surviving Insured dies, the Death Proceeds will generally be includable in the Contract Owner's estate for purposes of federal estate tax if the last surviving Insured owned the Contract. If the Contract Owner was not the last surviving Insured, the fair market value of the Contract would be included in the Contract Owner's estate upon the Contract Owner's death. Nothing would be includable in the last surviving Insured's estate if he or she neither retained incidents of ownership at death nor had given up ownership within three years before death.

Federal estate tax is integrated with federal gift tax under a unified rate schedule. In general, estates less than $600,000 will not incur a federal estate tax liability. In addition, an unlimited marital deduction may be available for federal estate and gift tax purposes. The unlimited marital deduction permits the deferral of taxes until the death of the surviving spouse, when the Death Proceeds would be available to pay taxes due and other expenses incurred.

If the Contract Owner (whether or not he or she is an Insured) transfers ownership of the Contract to someone two or more generations younger, the transfer may be subject to the generation-skipping transfer tax, the taxable amount being the value of the Contract. The generation-skipping transfer tax provisions generally apply to transfers which would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping transfer exemption of $1 million. Because these rules are complex, the Contract Owner should consult with a tax adviser for specific information where benefits are passing to younger generations.

MODIFIED ENDOWMENT CONTRACTS

A life insurance contract is treated as a "modified endowment contract" under
Section 7702A of the Code if it meets the definition of life insurance in
Section 7702 but fails the "seven-pay" test of Section 7702A. The seven-pay test provides that premiums cannot be paid at a rate more rapidly than that allowed by the payment of seven annual premiums using specified computational rules provided in Section 7702A(c). The large single premium permitted under the Contract does not meet the specified computational rules for the "seven-pay test" under Section 7702A(c). Therefore, the Contract will generally be treated as a modified endowment contract for federal income tax purposes. However, an exchange under Section 1035 of the Code of a life insurance contract entered into before June 21, 1988 will not cause the new Contract to be treated as a modified endowment contract if no additional premiums are paid and there is no change in the death benefit as the result of the exchange.

A contract that is classified as modified endowment contract is generally eligible for the beneficial tax treatment accorded to life insurance. That is, the death benefit is excluded from income and increments in value are not subject to current taxation. However, a loan, distribution or other amount received from a modified endowment contract during the life of the Insured will be taxed to the extent of any accumulated income in the contract (generally, the excess of account value over premiums paid). Any amounts that are taxable withdrawals will be subject to a 10% additional tax, with certain exceptions.

All modified endowment contracts that are issued within any calendar year to the same Contract Owner by one company or its affiliates shall be treated as one modified endowment contract in determining the taxable portion of any loan or distributions.

DIVERSIFICATION REQUIREMENTS

Section 817 of the Code provides that a variable life insurance contract (other than a pension plan contract) will not be treated as a life insurance contract for any period during which the investments made by the separate account or underlying fund are not adequately diversified in accordance with regulations prescribed by the Treasury. If a contract is not treated as a life insurance contract, the Contract Owner will be subject to income tax on the annual increases in cash value. The Treasury has issued diversification regulations which, among other things, require that no more than 55% of the assets of mutual fund (such as the Funds) underlying a variable life insurance contract, be invested in any one investment. All securities issued by the same issuer are considered one investment. Each government agency or instrumentality is treated as separate issuer. If the diversification standards are not met, non-pension Contract Owners will be subject to current tax on the increase in cash value in the contract.

LEGAL PROCEEDINGS

There are no pending material legal proceedings affecting the Contracts, the Separate Account or any of the Portfolios.

LEGAL MATTERS

Legal matters in connection with the issue and sale of modified single premium variable life insurance contracts described in this Prospectus and the organization of Hartford Life, its authority to issue the Contracts under Connecticut law and the validity of the forms of the Contracts under Connecticut law and legal matters relating to the Federal securities and income tax laws have been passed on by the Law Staff of Hartford Life.

EXPERTS

The financial statements and schedules included in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

The hypothetical Contract illustrations included in this Prospectus and Registration Statement have been approved by Michael Winterfield, FSA, MAAA, Director, Individual Annuity Inforce Management, for Hartford Life, and are included in reliance upon his opinion as to their reasonableness.

REGISTRATION STATEMENT

A registration statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933 as amended. This Prospectus does not contain all information set forth in the registration statement, its amendments and exhibits, to all of which reference is made for further information concerning the Separate Account, the Portfolios, Hartford Life, and the Contracts.

APPENDIX A

                    ILLUSTRATIONS OF BENEFITS

The tables in Appendix A illustrate the way in which a Contract operates. They show how the death benefit and surrender value could vary over an extended period of time assuming hypothetical gross rates of return equal to constant after tax annual rates of 0%, 6% and 12%. The tables are based on an initial premium of $10,000. A male age 45, a female age 55 and a male age 65 with Face Amounts of $40,161, $33,334 and $19,380, respectively, are illustrated for the single life Contract. The illustrations for the last survivor Contract assume male and female of equal ages, including age 55 and 65 for Face Amounts of $44,053 and $27,778.

The death benefit and surrender value for a Contract would be different from those shown if the rates of return averaged 0%, 6% and 12% over a period of years, but also fluctuated above or below those averages for individual Contract Years. They would also differ if any contract loan were made during the period of time illustrated.

The tables reflect the deductions of current Contract charges and guaranteed Contract charges for a single gross interest rate. The death benefits and surrender values would change if the current cost of insurance charges change.

The amounts shown for the death benefit and surrender value as of the end of each Contract Year take into account an average daily charge equal to an annual charge of 0.75% of the average daily net assets of the Portfolios for investment advisory and administrative services fees. The gross annual investment return rates of 0%, 6% and 12% on the Portfolio's assets are equal to net annual investment return rates (net of the 0.75% average daily charge) of -0.75%, 5.25% and 11.25%, respectively.

In addition the death benefit and surrender value as of the end of each Contract Year take into account the (1) tax expense charge equal to an annual rate of 0.40% of Account Value for the first ten Contract Years; (2) administrative charge equal to an annual rate of 0.40% of Account Value attributable to the Separate Account; (3) mortality and expense risk charge equal to an annual rate of 0.90% of Account Value attributable to the Separate Account; and (4) any Contingent Deferred Sales Charge and Additional Premium Tax Charge which may be applicable in the first nine Contract Years.

The hypothetical returns shown in the tables are without any tax charges that may be attributable to the Separate Account in the future. In order to produce after tax returns of 0%, 6%, and 12%, the Separate Account would have to earn a sufficient amount in excess of 0% or 6% or 12% to cover any tax charges (see "Deductions and Charges - Charges Against The Separate Account - Taxes," page ___).

The "Premium Paid Plus Interest" column of each table shows the amount which would accumulate if the initial premium was invested to earn interest, after taxes of 5% per year, compounded annually.

Hartford Life will furnish upon request, a comparable illustration reflecting the proposed insureds age, risk classification, Face Amount or initial premium requested, and reflecting guaranteed cost of insurance rates. Hartford Life Insurance Company will also furnish an additional similar illustration reflecting current cost of insurance rates which may be less than, but never greater than, the guaranteed cost of insurance rates.

                         HARTFORD LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             $10,000 INITIAL PREMIUM
                                ISSUE AGE 45 MALE
                          INITIAL FACE AMOUNT: $40,161

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)


                                                  CURRENT CHARGES*                         GUARANTEED CHARGES**
                         PREMIUMS           ----------------------------             --------------------------------
 END OF                ACCUMULATED                     CASH                                         CASH
CONTRACT              AT 5% INTEREST        ACCOUNT  SURRENDER    DEATH              ACCOUNT      SURRENDER    DEATH
  YEAR                   PER YEAR            VALUE     VALUE     BENEFIT              VALUE         VALUE     BENEFIT
--------              --------------        -------  ---------   -------             -------      ---------   -------
   1                       10,500            10,834     9,840     40,161             10,756         9,764       40,161
   2                       11,025            11,740    10,755     40,161             11,575        10,593       40,161
   3                       11,576            12,724    11,751     40,161             12,463        11,495       40,161
   4                       12,155            13,794    12,987     40,161             13,427        12,626       40,161
   5                       12,763            14,956    14,169     40,161             14,474        13,693       40,161
   6                       13,401            16,219    15,657     40,161             15,613        15,057       40,161
   7                       14,071            17,592    17,060     40,161             16,851        16,324       40,161
   8                       14,775            19,083    18,788     40,161             18,198        17,907       40,161
   9                       15,513            20,704    20,452     40,161             19,666        19,417       40,161
  10                       16,289            22,465    22,465     40,161             21,268        21,268       40,161
  11                       17,103            24,501    24,501     40,161             23,113        23,113       40,161
  12                       17,959            26,724    26,724     40,161             25,145        25,145       40,161
  13                       18,856            29,153    29,153     41,398             27,386        27,386       40,161
  14                       19,799            31,808    31,808     43,896             29,864        29,864       41,213
  15                       20,789            34,714    34,714     46,517             32,590        32,590       43,670
  16                       21,829            37,895    37,895     49,264             35,574        35,574       46,247
  17                       22,920            41,367    41,367     52,951             38,832        38,832       49,705
  18                       24,066            45,156    45,156     56,897             42,386        42,386       53,407
  19                       25,270            49,292    49,292     61,122             46,266        46,266       57,371
  20                       26,533            53,807    53,807     65,645             50,502        50,502       61,613

  25                       33,864            83,601    83,601     96,978             78,372        78,372       90,912
  35                       55,160           201,997   201,997    214,118            189,092       189,092      200,438



* THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.


THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE
TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         HARTFORD LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             $10,000 INITIAL PREMIUM
                                ISSUE AGE 45 MALE
                          INITIAL FACE AMOUNT: $40,161

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)


                                                  CURRENT CHARGES*                         GUARANTEED CHARGES**
                         PREMIUMS           ----------------------------             --------------------------------
 END OF                ACCUMULATED                     CASH                                         CASH
CONTRACT              AT 5% INTEREST        ACCOUNT  SURRENDER    DEATH              ACCOUNT      SURRENDER    DEATH
  YEAR                   PER YEAR            VALUE     VALUE     BENEFIT              VALUE         VALUE     BENEFIT
--------                ----------           -----     -----     -------             -----          -----     -------
   1                       10,500            10,249     9,269     40,161             10,171         9,192       40,161
   2                       11,025            10,506     9,546     40,161             10,337         9,380       40,161
   3                       11,576            10,769     9,831     40,161             10,497         9,564       40,161
   4                       12,155            11,040    10,275     40,161             10,651         9,891       40,161
   5                       12,763            11,319    10,577     40,161             10,796        10,061       40,161
   6                       13,401            11,605    11,089     40,161             10,930        10,421       40,161
   7                       14,071            11,900    11,411     40,161             11,052        10,569       40,161
   8                       14,775            12,202    11,941     40,161             11,158        10,902       40,161
   9                       15,513            12,514    12,282     40,161             11,244        11,016       40,161
  10                       16,289            12,833    12,833     40,161             11,309        11,309       40,161
  11                       17,103            13,228    13,228     40,161             11,394        11,394       40,161
  12                       17,959            13,636    13,636     40,161             11,455        11,455       40,161
  13                       18,856            14,058    14,058     40,161             11,486        11,486       40,161
  14                       19,799            14,494    14,494     40,161             11,486        11,486       40,161
  15                       20,789            14,944    14,944     40,161             11,450        11,450       40,161
  16                       21,829            15,409    15,409     40,161             11,370        11,370       40,161
  17                       22,920            15,889    15,889     40,161             11,239        11,239       40,161
  18                       24,066            16,385    16,385     40,161             11,048        11,048       40,161
  19                       25,270            16,898    16,898     40,161             10,787        10,787       40,161
  20                       26,533            17,428    17,428     40,161             10,442        10,442       40,161

  25                       33,864            20,353    20,353     40,161              6,987         6,987       40,161
  35                       55,160            27,852    27,852     40,161                  0             0            0



* THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.


THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE
TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         HARTFORD LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             $10,000 INITIAL PREMIUM
                                ISSUE AGE 45 MALE
                          INITIAL FACE AMOUNT: $40,161

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.75% NET)


                                                  CURRENT CHARGES*                         GUARANTEED CHARGES**
                         PREMIUMS           ----------------------------             --------------------------------
 END OF                ACCUMULATED                     CASH                                         CASH
CONTRACT              AT 5% INTEREST        ACCOUNT  SURRENDER    DEATH              ACCOUNT      SURRENDER    DEATH
  YEAR                   PER YEAR            VALUE     VALUE     BENEFIT              VALUE         VALUE     BENEFIT
--------                ----------           -----     -----     -------             -----          -----     -------
   1                       10,500             9,665     8,698     40,161              9,586         8,621       40,161
   2                       11,025             9,340     8,404     40,161              9,169         8,235       40,161
   3                       11,576             9,026     8,118     40,161              8,747         7,844       40,161
   4                       12,155             8,721     7,990     40,161              8,319         7,594       40,161
   5                       12,763             8,425     7,720     40,161              7,883         7,185       40,161
   6                       13,401             8,138     7,657     40,161              7,438         6,964       40,161
   7                       14,071             7,860     7,401     40,161              6,980         6,528       40,161
   8                       14,775             7,591     7,353     40,161              6,506         6,274       40,161
   9                       15,513             7,330     7,111     40,161              6,013         5,798       40,161
  10                       16,289             7,076     7,076     40,161              5,498         5,498       40,161
  11                       17,103             6,865     6,865     40,161              4,978         4,978       40,161
  12                       17,959             6,659     6,659     40,161              4,427         4,427       40,161
  13                       18,856             6,459     6,459     40,161              3,843         3,843       40,161
  14                       19,799             6,264     6,264     40,161              3,221         3,221       40,161
  15                       20,789             6,073     6,073     40,161              2,558         2,558       40,161
  16                       21,829             5,888     5,888     40,161              1,845         1,845       40,161
  17                       22,920             5,707     5,707     40,161              1,075         1,075       40,161
  18                       24,066             5,531     5,531     40,161                237           237       40,161
  19                       25,270             5,360     5,360     40,161                  0             0            0
  20                       26,533             5,193     5,193     40,161                  0             0            0

  25                       33,864             4,420     4,420     40,161                  0             0            0
  35                       55,160             3,145     3,145     40,161                  0             0            0



* THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.


THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE
TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         HARTFORD LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             $10,000 INITIAL PREMIUM
                               ISSUE AGE 55 FEMALE
                          INITIAL FACE AMOUNT: $33,334

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12.00% (11.25% NET)


                                                  CURRENT CHARGES*                         GUARANTEED CHARGES**
                         PREMIUMS           ----------------------------             --------------------------------
 END OF                ACCUMULATED                     CASH                                         CASH
CONTRACT              AT 5% INTEREST        ACCOUNT  SURRENDER    DEATH              ACCOUNT      SURRENDER    DEATH
  YEAR                   PER YEAR            VALUE     VALUE     BENEFIT              VALUE         VALUE     BENEFIT
--------                ----------           -----     -----     -------             -----          -----     -------
   1                       10,500            10,834     9,840     33,334             10,727         9,736       33,334
   2                       11,025            11,740    10,755     33,334             11,517        10,537       33,334
   3                       11,576            12,724    11,751     33,334             12,378        11,411       33,334
   4                       12,155            13,794    12,987     33,334             13,317        12,517       33,334
   5                       12,763            14,956    14,169     33,334             14,343        13,564       33,334
   6                       13,401            16,219    15,657     33,334             15,464        14,909       33,334
   7                       14,071            17,592    17,060     33,334             16,688        16,163       33,334
   8                       14,775            19,083    18,788     33,334             18,025        17,735       33,334
   9                       15,513            20,704    20,452     33,334             19,487        19,238       33,334
  10                       16,289            22,465    22,465     33,334             21,088        21,088       33,334
  11                       17,103            24,501    24,501     33,334             22,940        22,940       33,334
  12                       17,959            26,736    26,736     33,334             24,991        24,991       33,334
  13                       18,856            29,218    29,218     34,478             27,270        27,270       33,334
  14                       19,799            31,946    31,946     37,377             29,804        29,804       34,871
  15                       20,789            34,928    34,928     40,517             32,585        32,585       37,799
  16                       21,829            38,190    38,190     43,919             35,625        35,625       40,969
  17                       22,920            41,765    41,765     47,195             38,958        38,958       44,023
  18                       24,066            45,686    45,686     50,712             42,614        42,614       47,301
  19                       25,270            49,992    49,992     54,492             46,627        46,627       50,824
  20                       26,533            54,687    54,687     59,609             51,004        51,004       55,594

  25                       33,864            85,841    85,841     90,992             80,060        80,060       84,864
  35                       55,160           208,273   208,273    218,687            192,260       192,260      201,873



* THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.


THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE
TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         HARTFORD LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             $10,000 INITIAL PREMIUM
                               ISSUE AGE 55 FEMALE
                          INITIAL FACE AMOUNT: $33,334

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)


                                                  CURRENT CHARGES*                         GUARANTEED CHARGES**
                         PREMIUMS           ----------------------------             --------------------------------
 END OF                ACCUMULATED                     CASH                                         CASH
CONTRACT              AT 5% INTEREST        ACCOUNT  SURRENDER    DEATH              ACCOUNT      SURRENDER    DEATH
  YEAR                   PER YEAR            VALUE     VALUE     BENEFIT              VALUE         VALUE     BENEFIT
--------                ----------           -----     -----     -------             -----          -----     -------
   1                       10,500            10,249     9,269     33,334             10,142         9,164       33,334
   2                       11,025            10,506     9,546     33,334             10,279         9,324       33,334
   3                       11,576            10,769     9,831     33,334             10,412         9,480       33,334
   4                       12,155            11,040    10,275     33,334             10,539         9,781       33,334
   5                       12,763            11,319    10,577     33,334             10,661         9,928       33,334
   6                       13,401            11,605    11,089     33,334             10,774        10,266       33,334
   7                       14,071            11,900    11,411     33,334             10,875        10,394       33,334
   8                       14,775            12,202    11,941     33,334             10,959        10,704       33,334
   9                       15,513            12,514    12,282     33,334             11,021        10,793       33,334
  10                       16,289            12,833    12,833     33,334             11,055        11,055       33,334
  11                       17,103            13,228    13,228     33,334             11,106        11,106       33,334
  12                       17,959            13,636    13,636     33,334             11,127        11,127       33,334
  13                       18,856            14,058    14,058     33,334             11,117        11,117       33,334
  14                       19,799            14,494    14,494     33,334             11,073        11,073       33,334
  15                       20,789            14,944    14,944     33,334             10,988        10,988       33,334
  16                       21,829            15,409    15,409     33,334             10,854        10,854       33,334
  17                       22,920            15,889    15,889     33,334             10,656        10,656       33,334
  18                       24,066            16,385    16,385     33,334             10,375        10,375       33,334
  19                       25,270            16,898    16,898     33,334              9,991         9,991       33,334
  20                       26,533            17,428    17,428     33,334              9,479         9,479       33,334

  25                       33,864            20,353    20,353     33,334              3,955         3,955       33,334
  35                       55,160            27,852    27,852     33,334                  0             0            0



* THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.


THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE
TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         HARTFORD LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             $10,000 INITIAL PREMIUM
                                ISSUE AGE 55 FEMALE
                          INITIAL FACE AMOUNT: $33,334

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.75% NET)


                                                  CURRENT CHARGES*                         GUARANTEED CHARGES**
                         PREMIUMS           ----------------------------             --------------------------------
 END OF                ACCUMULATED                     CASH                                         CASH
CONTRACT              AT 5% INTEREST        ACCOUNT  SURRENDER    DEATH              ACCOUNT      SURRENDER    DEATH
  YEAR                   PER YEAR            VALUE     VALUE     BENEFIT              VALUE         VALUE     BENEFIT
--------                ----------           -----     -----     -------             -----          -----     -------
   1                       10,500             9,665     8,698     33,334              9,558         8,593       33,334
   2                       11,025             9,340     8,404     33,334              9,112         8,179       33,334
   3                       11,576             9,026     8,118     33,334              8,662         7,761       33,334
   4                       12,155             8,721     7,990     33,334              8,209         7,486       33,334
   5                       12,763             8,425     7,720     33,334              7,750         7,053       33,334
   6                       13,401             8,138     7,657     33,334              7,283         6,810       33,334
   7                       14,071             7,860     7,401     33,334              6,803         6,352       33,334
   8                       14,775             7,591     7,353     33,334              6,305         6,073       33,334
   9                       15,513             7,330     7,111     33,334              5,782         5,568       33,334
  10                       16,289             7,076     7,076     33,334              5,230         5,230       33,334
  11                       17,103             6,865     6,865     33,334              4,665         4,665       33,334
  12                       17,959             6,659     6,659     33,334              4,061         4,061       33,334
  13                       18,856             6,459     6,459     33,334              3,419         3,419       33,334
  14                       19,799             6,264     6,264     33,334              2,733         2,733       33,334
  15                       20,789             6,073     6,073     33,334              1,997         1,997       33,334
  16                       21,829             5,888     5,888     33,334              1,200         1,200       33,334
  17                       22,920             5,707     5,707     33,334                324           324       33,334
  18                       24,066             5,531     5,531     33,334                  0             0            0
  19                       25,270             5,360     5,360     33,334                  0             0            0
  20                       26,533             5,193     5,193     33,334                  0             0            0

  25                       33,864             4,420     4,420     33,334                  0             0            0
  35                       55,160             3,145     3,145     33,334                  0             0            0



* THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.


THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE
TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         HARTFORD LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             $10,000 INITIAL PREMIUM
                               ISSUE AGE 65  MALE
                          INITIAL FACE AMOUNT: $19,380

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)

                                                  CURRENT CHARGES*                          GUARANTEED CHARGES**
                         PREMIUMS           ----------------------------             --------------------------------
 END OF                ACCUMULATED                     CASH                                         CASH
CONTRACT              AT 5% INTEREST        ACCOUNT  SURRENDER    DEATH              ACCOUNT      SURRENDER    DEATH
  YEAR                   PER YEAR            VALUE     VALUE     BENEFIT              VALUE         VALUE     BENEFIT
--------                ----------           -----     -----     -------             -----          -----     -------
   1                       10,500            10,834     9,840     19,380             10,650         9,660       19,380
   2                       11,025            11,740    10,755     19,380             11,357        10,380       19,380
   3                       11,576            12,724    11,751     19,380             12,131        11,169       19,380
   4                       12,155            13,794    12,987     19,380             12,984        12,190       19,380
   5                       12,763            14,956    14,169     19,380             13,930        13,156       19,380
   6                       13,401            16,219    15,657     19,380             14,986        14,436       19,380
   7                       14,071            17,595    17,063     19,883             16,172        15,650       19,380
   8                       14,775            19,106    18,810     21,208             17,516        17,228       19,443
   9                       15,513            20,760    20,508     22,629             19,027        18,780       20,740
  10                       16,289            22,549    22,549     24,578             20,664        20,664       22,524
  11                       17,103            24,595    24,595     26,563             22,536        22,536       24,340
  12                       17,959            26,837    26,837     28,716             24,587        24,587       26,309
  13                       18,856            29,275    29,275     31,325             26,816        26,816       28,893
  14                       19,799            31,947    31,947     33,864             29,260        29,260       31,016
  15                       20,789            34,856    34,856     36,948             31,916        31,916       33,831
  16                       21,829            38,046    38,046     39,949             34,834        34,834       36,576
  17                       22,920            41,517    41,517     43,594             38,005        38,005       39,906
  18                       24,066            45,308    45,308     47,574             41,447        41,447       43,520
  19                       25,270            49,448    49,448     51,921             45,177        45,177       47,436
  20                       26,533            53,969    53,969     56,667             49,215        49,215       51,677

  25                       33,864            83,837    83,837     88,030             74,965        74,965       78,714
  35                       55,160           202,335   202,335    204,358            175,528       175,528      177,284



* THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.


THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE
TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         HARTFORD LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             $10,000 INITIAL PREMIUM
                                ISSUE AGE 65 MALE
                          INITIAL FACE AMOUNT: $19,380

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)

                                                  CURRENT CHARGES*                          GUARANTEED CHARGES**
                         PREMIUMS           ----------------------------             --------------------------------
 END OF                ACCUMULATED                     CASH                                         CASH
CONTRACT              AT 5% INTEREST        ACCOUNT  SURRENDER    DEATH              ACCOUNT      SURRENDER    DEATH
  YEAR                   PER YEAR            VALUE     VALUE     BENEFIT              VALUE         VALUE     BENEFIT
--------                 ----------           -----     -----     -------             -----          -----     -------
   1                       10,500            10,249     9,269     19,380             10,062         9,086       19,380
   2                       11,025            10,508     9,546     19,380             10,104         9,152       19,380
   3                       11,576            10,769     9,831     19,380             10,123         9,196       19,380
   4                       12,155            11,040    10,275     19,380             10,116         9,364       19,380
   5                       12,763            11,319    10,577     19,380             10,077         9,351       19,380
   6                       13,401            11,605    11,089     10,380             10,002         9,502       19,380
   7                       14,071            11,900    11,411     19,380              9,880         9,406       19,380
   8                       14,775            12,202    11,941     19,380              9,703         9,454       19,380
   9                       15,513            12,514    12,282     19,380              9,455         9,232       19,380
  10                       16,289            12,833    12,833     19,380              9,124         9,124       19,380
  11                       17,103            13,228    13,228     19,380              8,730         8,730       19,380
  12                       17,959            13,636    13,636     19,380              8,217         8,217       19,380
  13                       18,856            14,058    14,058     19,380              7,564         7,564       19,380
  14                       19,799            14,494    14,494     19,380              6,738         6,738       19,380
  15                       20,789            14,944    14,944     19,380              5,699         5,699       19,380
  16                       21,829            15,409    15,409     19,380              4,387         4,387       19,380
  17                       22,920            15,889    15,889     19,380              2,723         2,723       19,380
  18                       24,066            16,385    16,385     19,380                595           595       19,380
  19                       25,270            16,898    16,898     19,380                  0             0            0
  20                       26,533            17,428    17,428     19,380                  0             0            0

  25                       33,864            20,353    20,353     21,371                  0             0            0
  35                       55,160            27,854    27,854     28,133                  0             0            0



* THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.


THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE
TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         HARTFORD LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             $10,000 INITIAL PREMIUM
                                ISSUE AGE 65 MALE
                          INITIAL FACE AMOUNT: $19,380

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.75% NET)

                                                  CURRENT CHARGES*                          GUARANTEED CHARGES**
                         PREMIUMS           ----------------------------             --------------------------------
 END OF                ACCUMULATED                     CASH                                         CASH
CONTRACT              AT 5% INTEREST        ACCOUNT  SURRENDER    DEATH              ACCOUNT      SURRENDER    DEATH
  YEAR                   PER YEAR            VALUE     VALUE     BENEFIT              VALUE         VALUE     BENEFIT
--------                ----------           -----     -----     -------             -----          -----     -------
   1                       10,500             9,665     8,698     19,380              9,475         8,512       19,380
   2                       11,025             9,340     8,404     19,380              8,923         7,994       19,380
   3                       11,576             9,026     8,118     19,380              8,340         7,444       19,380
   4                       12,155             8,721     7,990     19,380              7,720         7,004       19,380
   5                       12,763             8,425     7,720     19,380              7,056         6,368       19,380
   6                       13,401             8,138     7,657     19,380              6,338         5,875       19,380
   7                       14,071             7,860     7,401     19,380              5,553         5,111       19,380
   8                       14,755             7,591     7,353     19,380              4,684         4,461       19,380
   9                       15,513             7,330     7,111     19,380              3,712         3,503       19,380
  10                       16,289             7,076     7,076     19,380              2,616         2,616       19,380
  11                       17,103             6,865     6,865     19,380              1,379         1,379       19,380
  12                       17,959             6,659     6,659     19,380                  0             0            0
  13                       18,856             6,459     6,459     19,380                  0             0            0
  14                       19,799             6,264     6,264     19,380                  0             0            0
  15                       20,789             6,073     6,073     19,380                  0             0            0
  16                       21,829             5,888     5,888     19,380                  0             0            0
  17                       22,920             5,707     5,707     19,380                  0             0            0
  18                       24,066             5,531     5,531     19,380                  0             0            0
  19                       25,270             5,360     5,360     19,380                  0             0            0
  20                       26,533             5,193     5,193     19,380                  0             0            0

  25                       33,864             4,420     4,420     19,380                  0             0            0
  35                       55,160             3,145     3,145     19,380                  0             0            0



* THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.


THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE
TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         HARTFORD LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                             $10,000 INITIAL PREMIUM
                          ISSUE AGES: 55 MALE\55 FEMALE
                          INITIAL FACE AMOUNT: $44,053

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)


                                                  CURRENT CHARGES                          GUARANTEED CHARGES**
                         PREMIUMS           ----------------------------             --------------------------------
 END OF                ACCUMULATED                     CASH                                         CASH
CONTRACT              AT 5% INTEREST        ACCOUNT  SURRENDER    DEATH              ACCOUNT      SURRENDER    DEATH
  YEAR                   PER YEAR            VALUE     VALUE     BENEFIT              VALUE         VALUE     BENEFIT
--------              --------------        -------  ---------   -------             -------      ---------   -------
   1                       10,500            10,902     9,906     44,053             10,902         9,906       44,053
   2                       11,025            11,882    10,894     44,053             11,882        10,894       44,053
   3                       11,576            12,946    11,970     44,053             12,946        11,970       44,053
   4                       12,155            14,103    13,292     44,053             14,103        13,292       44,053
   5                       12,763            15,360    14,568     44,053             15,360        14,568       44,053
   6                       13,401            16,726    16,159     44,053             16,726        16,159       44,053
   7                       14,071            18,210    17,674     44,053             18,210        17,674       44,053
   8                       14,775            19,825    19,526     44,053             19,822        19,523       44,053
   9                       15,513            21,585    21,331     44,053             21,574        21,320       44,053
  10                       16,289            23,505    23,505     44,053             23,477        23,477       44,053
  11                       17,103            25,727    25,727     44,053             25,652        25,652       44,053
  12                       17,959            28,162    28,162     44,053             28,031        28,031       44,053
  13                       18,856            30,830    30,830     44,053             30,640        30,640       44,053
  14                       19,799            33,755    33,755     44,053             33,507        33,507       44,053
  15                       20,789            36,960    36,960     44,053             36,667        36,667       44,053
  16                       21,829            40,479    40,479     46,551             40,154        40,154       46,177
  17                       22,920            44,337    44,337     50,102             43,981        43,981       49,699
  18                       24,066            48,565    48,565     53,908             48,175        48,175       53,475
  19                       25,270            53,202    53,202     57,991             52,774        52,774       57,524
  20                       26,533            58,305    58,305     63,553             57,828        57,828       63,033

  25                       33,864            92,176    92,176     97,707             91,132        91,132       96,600
  35                       55,160           230,373   230,373    241,893            219,404       219,404      230,374



 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.


THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         HARTFORD LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                             $10,000 INITIAL PREMIUM
                         ISSUE AGES: 55 MALE/ 55 FEMALE
                          INITIAL FACE AMOUNT: $44,053

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)

                                                  CURRENT CHARGES*                          GUARANTEED CHARGES**
                         PREMIUMS           ----------------------------             --------------------------------
 END OF                ACCUMULATED                     CASH                                         CASH
CONTRACT              AT 5% INTEREST        ACCOUNT  SURRENDER    DEATH              ACCOUNT      SURRENDER    DEATH
  YEAR                   PER YEAR            VALUE     VALUE     BENEFIT              VALUE         VALUE     BENEFIT
--------              --------------        -------  ---------   -------             -------      ---------   -------
   1                       10,500            10,314     9,332     44,053             10,314         9,332       44,053
   2                       11,025            10,632     9,669     44,053             10,632         9,669       44,053
   3                       11,576            10,954    10,012     44,053             10,954        10,012       44,053
   4                       12,155            11,279    10,509     44,053             11,279        10,509       44,053
   5                       12,763            11,605    10,860     44,053             11,605        10,860       44,053
   6                       13,401            11,941    11,422     44,053             11,931        11,412       44,053
   7                       14,071            12,288    11,796     44,053             12,255        11,763       44,053
   8                       14,775            12,646    12,383     44,053             12,574        12,311       44,053
   9                       15,513            13,015    12,782     44,053             12,885        12,652       44,053
  10                       16,289            13,396    13,396     44,053             13,182        13,182       44,053
  11                       17,103            13,858    13,858     44,053             13,517        13,517       44,053
  12                       17,959            14,337    14,337     44,053             13,834        13,834       44,053
  13                       18,856            14,834    14,834     44,053             14,127        14,127       44,053
  14                       19,799            15,349    15,349     44,053             14,393        14,393       44,053
  15                       20,789            15,883    15,883     44,053             14,624        14,624       44,053
  16                       21,829            16,436    16,436     44,053             14,809        14,809       44,053
  17                       22,920            17,010    17,010     44,053             14,938        14,938       44,053
  18                       24,066            17,606    17,606     44,053             14,991        14,991       44,053
  19                       25,270            18,223    18,223     44,053             14,949        14,949       44,053
  20                       26,533            18,863    18,863     44,053             14,787        14,787       44,053

  25                       33,864            22,433    22,433     44,053             11,078        11,078       44,053
  35                       55,160            31,836    31,836     44,053                  0             0            0



 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.


THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         HARTFORD LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                             $10,000 INITIAL PREMIUM
                          ISSUE AGES: 55 MALE/55 FEMALE
                          INITIAL FACE AMOUNT: $44,053

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.75% NET)

                                                  CURRENT CHARGES*                          GUARANTEED CHARGES**
                         PREMIUMS           ----------------------------             --------------------------------
 END OF                ACCUMULATED                     CASH                                         CASH
CONTRACT              AT 5% INTEREST        ACCOUNT  SURRENDER    DEATH              ACCOUNT      SURRENDER    DEATH
  YEAR                   PER YEAR            VALUE     VALUE     BENEFIT              VALUE         VALUE     BENEFIT
--------              --------------        -------  ---------   -------             -------      ---------   -------
   1                       10,500             9,726     8,757     44,053              9,726         8,757       44,053
   2                       11,025             9,452     8,512     44,053              9,451         8,512       44,053
   3                       11,576             9,177     8,266     44,053              8,177         8,266       44,053
   4                       12,155             8,899     8,166     44,053              8,899         8,166       44,053
   5                       12,763             8,628     7,920     44,053              8,618         7,910       44,053
   6                       13,401             8,365     7,881     44,053              8,331         7,848       44,053
   7                       14,071             8,108     7,647     44,053              8,035         7,575       44,053
   8                       14,775             7,859     7,619     44,053              7,727         7,489       44,053
   9                       15,513             7,616     7,397     44,053              7,403         7,185       44,053
  10                       16,289             7,380     7,380     44,053              7,058         7,058       44,053
  11                       17,103             7,186     7,186     44,053              6,713         6,713       44,053
  12                       17,959             6,996     6,996     44,053              6,334         6,334       44,053
  13                       18,856             6,811     6,811     44,053              5,916         5,916       44,053
  14                       19,799             6,630     6,630     44,053              5,451         5,451       44,053
  15                       20,789             6,453     6,453     44,053              4,932         4,932       44,053
  16                       21,829             6,280     6,280     44,053              4,345         4,345       44,053
  17                       22,920             6,110     6,110     44,053              3,673         3,673       44,053
  18                       24,066             5,945     5,945     44,053              2,896         2,896       44,053
  19                       25,270             5,783     5,783     44,053              1,985         1,985       44,053
  20                       26,533             5,625     5,625     44,053                910           910       44,053

  25                       33,864             4,885     4,885     44,053                  0             0            0
  35                       55,160             3,633     3,633     44,053                  0             0            0



 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.


THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         HARTFORD LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                             $10,000 INITIAL PREMIUM
                          ISSUE AGES: 65 MALE/65 FEMALE
                          INITIAL FACE AMOUNT: $27,778

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)


                                                  CURRENT CHARGES*                          GUARANTEED CHARGES**
                         PREMIUMS           ----------------------------             --------------------------------
 END OF                ACCUMULATED                     CASH                                         CASH
CONTRACT              AT 5% INTEREST        ACCOUNT  SURRENDER    DEATH              ACCOUNT      SURRENDER    DEATH
  YEAR                   PER YEAR            VALUE     VALUE     BENEFIT              VALUE         VALUE     BENEFIT
---------               ----------           -----     -----     -------             -----          -----     -------
   1                       10,500            10,897     9,902     27,778             10,897         9,902       27,778
   2                       11,025            11,862    10,875     27,778             11,862        10,875       27,778
   3                       11,576            12,903    11,927     27,778             12,902        11,926       27,778
   4                       12,155            14,037    13,227     27,778             14,021        13,211       27,778
   5                       12,763            15,274    14,483     27,778             15,229        14,439       27,778
   6                       13,401            16,623    16,057     27,778             16,535        15,969       27,778
   7                       14,071            18,094    17,558     27,778             17,948        17,413       27,778
   8                       14,775            19,698    19,399     27,778             19,482        19,185       27,778
   9                       15,513            21,447    21,193     27,778             21,155        20,902       27,778
  10                       16,289            23,354    23,354     27,778             22,988        22,988       27,778
  11                       17,103            25,561    25,561     27,778             25,115        25,115       27,778
  12                       17,959            27,981    27,981     29,940             27,485        27,485       29,409
  13                       18,856            30,632    30,632     32,776             30,076        30,076       32,182
  14                       19,799            33,537    33,537     35,550             32,914        32,914       34,889
  15                       20,789            36,721    36,721     38,925             36,007        36,007       38,168
  16                       21,829            40,211    40,211     42,222             39,396        39,396       41,367
  17                       22,920            44,035    44,035     46,238             43,088        43,088       45,243
  18                       24,066            48,227    48,227     50,639             47,104        47,104       49,460
  19                       25,270            52,820    52,820     55,462             51,468        51,466       54,040
  20                       26,533            57,887    57,887     60,782             56,231        56,231       59,043

  25                       33,864            91,514    91,514     96,090             86,546        86,546       90,874
  35                       55,160           228,720   228,720    231,007            203,577       203,577      205,613



* THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.


THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         HARTFORD LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                             $10,000 INITIAL PREMIUM
                          ISSUE AGES: 65 MALE/65 FEMALE
                          INITIAL FACE AMOUNT: $27,778

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)

                                                 CURRENT CHARGES*                         GUARANTEED CHARGES**
                         PREMIUMS             ------------------------                -------------------------------
 END OF                ACCUMULATED                     CASH                                         CASH
CONTRACT              AT 5% INTEREST        ACCOUNT   SURRENDER   DEATH             ACCOUNT        SURRENDER   DEATH
  YEAR                    PER YEAR            VALUE     VALUE     BENEFIT             VALUE          VALUE     BENEFIT
--------              --------------         -----     -----     -------             -----          -----     -------
   1                       10,500            10,309     9,327     27,778             10,309         9,327       27,778
   2                       11,025            10,612     9,650     27,778             10,612         9,650       27,778
   3                       11,576            10,917     9,976     27,778             10,907         9,967       27,778
   4                       12,155            11,232    10,463     27,778             11,191        10,423       27,778
   5                       12,763            11,556    10,812     27,778             11,460        10,717       27,778
   6                       13,401            11,891    11,372     27,778             11,710        11,193       27,778
   7                       14,071            12,236    11,744     27,778             11,935        11,445       27,778
   8                       14,775            12,592    12,329     27,778             12,126        11,866       27,778
   9                       15,513            12,960    12,727     27,778             12,275        12,045       27,778
  10                       16,289            13,339    13,339     27,778             12,370        12,370       27,778
  11                       17,103            13,799    13,799     27,778             12,451        12,451       27,778
  12                       17,959            14,276    14,276     27,778             12,455        12,455       27,778
  13                       18,856            14,770    14,770     27,778             12,368        12,368       27,778
  14                       19,799            15,283    15,283     27,778             12,172        12,172       27,778
  15                       20,789            15,815    15,815     27,778             11,843        11,843       27,778
  16                       21,829            16,366    16,366     27,778             11,347        11,347       27,778
  17                       22,920            16,937    16,937     27,778             10,641        10,641       27,778
  18                       24,066            17,530    17,530     27,778              9,661         9,661       27,778
  19                       25,270            18,144    18,144     27,778              8,326         8,326       27,778
  20                       26,533            18,781    18,781     27,778              6,527         6,527       27,778

  25                       33,864            22,335    22,335     27,778                  0             0            0
  35                       55,160            31,696    31,696     32,014                  0             0            0




* THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.


THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE
TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         HARTFORD LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                             $10,000 INITIAL PREMIUM
                          ISSUE AGES: 65 MALE/65 FEMALE
                          INITIAL FACE AMOUNT: $27,778

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.75% NET)

                                                 CURRENT CHARGES*                         GUARANTEED CHARGES**
                         PREMIUMS             ------------------------                -------------------------------
 END OF                 ACCUMULATED                    CASH                                         CASH
CONTRACT               AT 5% INTEREST       ACCOUNT  SURRENDER    DEATH             ACCOUNT       SURRENDER    DEATH
 YEAR                    PER YEAR            VALUE     VALUE     BENEFIT             VALUE          VALUE     BENEFIT
--------                ----------           -----     -----     -------             -----          -----     -------
   1                       10,500             9,721     8,752     27,778              9,721         8,752       27,778
   2                       11,025             9,432     8,493     27,778              9,432         8,493       27,778
   3                       11,576             9,147     8,236     27,778              9,129         8,220       27,778
   4                       12,155             8,669     8,136     27,778              8,809         8,077       27,778
   5                       12,763             8,599     7,891     27,778              8,466         7,760       27,778
   6                       13,401             8,336     7,852     27,778              8,095         7,614       27,778
   7                       14,071             8,080     7,619     27,778              7,687         7,230       27,778
   8                       14,775             7,831     7,592     27,778              7,232         6,996       27,778
   9                       15,513             7,589     7,370     27,778              6,716         6,499       27,778
  10                       16,289             7,354     7,354     27,778              6,122         6,122       27,778
  11                       17,103             7,161     7,161     27,778              5,457         5,457       27,778
  12                       17,959             6,972     6,972     27,778              4,673         4,673       27,778
  13                       18,856             6,787     6,787     27,778              3,747         3,747       27,778
  14                       19,799             6,606     6,606     27,778              2,652         2,652       27,778
  15                       20,789             6,430     6,430     27,778              1,349         1,349       27,778
  16                       21,829             6,257     6,257     27,778                  0             0            0
  17                       22,920             6,088     6,088     27,778                  0             0            0
  18                       24,066             5,923     5,923     27,778                  0             0            0
  19                       25,270             5,762     5,762     27,778                  0             0            0
  20                       26,533             5,604     5,604     27,778                  0             0            0

  25                       33,864             4,866     4,866     27,778                  0             0            0
  35                       55,160             3,619     3,619     27,778                  0             0            0



* THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.


THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE
TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                   UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                                       FORM 10-Q

(Mark one)

/X/ Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
     For the quarterly period ended September 30, 1995

/ / Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
     For the transition period from           to            .


                           Commission file number 2-89516

                          HARTFORD LIFE INSURANCE COMPANY


                       Incorporated in the State of Connecticut

                                     06-0974148
                         (I.R.S. Employer Identification No.)


                    P.O. Box 2999, Hartford, Connecticut 06104-2999
                            (Principal Executive Offices)

                            Telephone number 203-843-8291


Indicate by check mark whether the registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements
for the past 90 days.    Yes / X /  No /  /.

As of November 13, 1995 there were outstanding 1,000 shares of common stock, $5,690 par value per share, of the registrant, all of which were directly owned by Hartford Life and Accident Insurance Company.

The registrant meets the conditions set forth in General Instruction H(1)(a) and (b) of Form 10-Q and is therefore filing this form with the reduced disclosure format.


                                        (1)

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES

                             TABLE OF CONTENTS


PART 1.  FINANCIAL INFORMATION:                                         PAGE

Item 1. Financial Statements:
Consolidated Statements of Income --
  Quarter and Nine Months Ended September 30, 1995 and 1994 .............. 3
Consolidated Balance Sheets --
September 30, 1995 and December 31, 1994 ................................. 4
Consolidated Statements of Cash Flows --
Nine Months Ended September 30, 1995 and 1994 ............................ 5

Item 2. Management's Narrative Analysis of Results of Operations*
Quarter and Nine Months Ended September 30, 1995 and 1994 ................ 6


PART II.  OTHER INFORMATION:*

Item 6. Exhibits and Reports on Form 8-K ................................. 9
Signature ................................................................10
Exhibit Index ............................................................11







(*) Item prepared in accordance with General Instruction H(2) of Form 10-Q.

                                     (2)

                              PART I. FINANCIAL INFORMATION

Item 1.

                                 FINANCIAL STATEMENTS

The following unaudited financial statements, reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, the results of operations and the cash flows for the periods presented. Interim results are not indicative of the results which may be expected for any other interim period or the full year. For a description of accounting policies, see Notes to Consolidated Financial Statements in the 1994 Form 10-K.

                    HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                            CONSOLIDATED STATEMENTS OF INCOME
                                       (In Millions)

                                                  Quarter Ended       Nine Months Ended
                                                  September 30,         September 30,
                                               --------------------  ------------------
                                                 1995        1994       1995       1994
                                               --------    --------   --------  --------
                                                    (unaudited)           (unaudited)
REVENUES:

Premiums and other considerations               $ 385       $ 200      $1,105     $ 707
Net investment income                             357         269       1,032       828
Net realized (losses) gains on investments         (4)          6         (10)       12
                                                -----       -----      ------     ------
                                                  738         475       2,127     1,547
                                                -----       -----      ------     ------
BENEFITS, CLAIMS AND EXPENSES:
Benefits, claims and claim adjustment expenses    446         301       1,162       899
Amortization of deferred policy acquisition costs  48          46         140       123
Dividends to policyholders                        152          27         449       212
Other insurance expenses                           47          40         240       145
                                                -----       -----      ------     ------
                                                  693         414       1,991     1,379
                                                -----       -----      ------     ------
INCOME BEFORE INCOME TAX                           45          61         136       168
Income tax expense                                 15          22          45        59
                                                -----       -----      ------     ------
NET INCOME                                      $  30       $  39      $   91     $ 109
                                                -----       -----      ------     ------
                                                -----       -----      ------     ------

                                        (3)

                     HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                               CONSOLIDATED BALANCE SHEETS
                                     (In Millions)

                                            September 30,       December 31,
                                                1995                1994
                                            -------------       -------------
                                             (unaudited)
ASSETS:
Investments
Fixed maturities, available for sale,
  at fair value                              $ 14,279             $ 13,429
Equity securities, at fair value                   97                   68
Mortgage loans, at outstanding principal
  balance                                         286                  316
Policy loans, at outstanding balance            4,453                2,614
Other investments                                 104                  107
                                             ---------            --------
                                               19,219               16,534
Cash                                               23                   20
Premiums and amounts receivable                   235                  160
Reinsurance recoverable                         6,067                5,466
Accrued investment income                         413                  378
Deferred policy acquisition costs               2,066                1,809
Deferred income tax                               465                  590
Other assets                                      168                   83
Separate account assets                        31,391               22,809
                                             ---------            --------
                                             $ 60,047             $ 47,849
                                             ---------            --------
                                             ---------            --------
LIABILITIES AND STOCKHOLDER'S EQUITY

Future policy benefits                       $  2,311             $  1,890
Other policyholder funds                       23,432               21,328
Other liabilities                               1,364                1,000
Separate account liabilities                   31,391               22,809
                                             ---------            --------
                                               58,498               47,027
                                             ---------            --------
Common stock -- authorized 1,000 shares,
  $5,690 par value, issued and outstanding
  1,000 shares                                      6                    6
Capital surplus                                 1,009                  826
Unrealized loss on securities, net of tax        (201)                (654)
Retained earnings                                 735                  644
                                             ---------            --------
                                                1,549                  822
                                             ---------            --------
                                             $ 60,047             $ 47,849
                                             ---------            --------
                                             ---------            --------

                                         (4)

                   HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    (In Millions)

                                                                  Nine Months
                                                               Ended September 30,
                                                              --------------------
                                                                  1995       1994
                                                              ---------  ---------
                                                                   (Unaudited)

OPERATING ACTIVITIES:
NET INCOME                                                    $     91   $     109
Adjustments to net income:
Net realized investment losses (gains) before tax                   10         (12)
Net policyholder investment losses (gains) before tax               (3)          6
Net deferred policy acquisition costs                             (257)       (286)
Net amortization of premium on fixed maturities                     15          35
Deferred income tax benefits                                      (128)        (54)
(Increase) decrease in premiums and amounts receivable            (168)         27
(Increase) decrease in other assets                               (102)         17
(Increase) decrease in reinsurance recoverable                     (61)          7
Increase in liability for future policy benefits                   434         206
Increase in other liabilities                                      261          60
Decrease in accrued investment income                              (36)        (72)
                                                              ---------    --------
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES                    56          43
                                                              ---------    --------

INVESTING ACTIVITIES:
Purchases of fixed maturity investments                         (3,752)      (8,501)
Proceeds from sales of fixed maturity investments                3,211        4,899
Maturities and principal paydowns of long-term investments       1,078        1,680
Net purchases of other investments                              (1,931)        (621)
Net (purchases) sales of short-term investments                   (184)         720
                                                              ---------    --------
CASH USED FOR INVESTING ACTIVITIES                              (1,578)      (1,823)
                                                              ---------    --------

FINANCING ACTIVITIES:
Net receipts from investment and UL-type contracts
  credited to policyholder account balances                      1,525        1,708
Capital contributions                                                0          100
                                                              ---------    --------
CASH PROVIDED BY FINANCING ACTIVITIES                            1,525        1,808
                                                              ---------    --------

NET INCREASE IN CASH                                                 3           28
Cash at beginning of period                                         20            1
                                                              ---------    --------
CASH AT END OF PERIOD                                           $   23       $   29
                                                              ---------    --------
                                                              ---------    --------

                                         (5)

                   Item 2. MANAGEMENT'S NARRATIVE ANALYSIS OF
                               RESULTS OF OPERATIONS
                                   (In Millions)

                    QUARTER ENDED SEPTEMBER 30, 1995 AND 1994

                                          ILAD             AMS          SPECIALTY           TOTAL
                                       ------------    ------------    ------------      ----------
                                       1995    1994    1995    1994     1995   1994      1995    1994
                                       ----    ----    ----    ----     ----   ----      ----    ----
REVENUES                               $203    $195    $177    $194     $358   $ 86      $738    $475
BENEFITS, CLAIMS, EXPENSES AND TAXES    166     165     191     188      351     83       708     436
                                       ----    ----    ----    ----     ----   ----      ----    ----
NET INCOME (LOSS)                      $ 37    $ 30    $(14)   $  6     $  7   $  3      $ 30    $ 39
                                       ----    ----    ----    ----     ----   ----      ----    ----
                                       ----    ----    ----    ----     ----   ----      ----    ----

INDIVIDUAL LIFE AND ANNUITY DIVISION (ILAD)

The premiums, investment income, management and maintenance fees and cost of insurance associated with this growing asset base continue to be the source of ILAD's increased revenues. New deposits of fixed and variable annuities in the three months ended September 30, 1995 were approximately $1 billion, a decrease from prior year sales of $1.7 billion, but are not reported as revenues. New business sales have slowed, however the past two years have seen unprecedented growth for this line of business and the current trend is more indicative of stable continual growth. Net income, up 23% for the same period last year, continues to grow due to the nature of these products in that revenues and earnings are earned primarily on the existing asset base.

ASSET MANAGEMENT SERVICES (AMS)

Third quarter results remain consistent with first and second quarter experience but are down from the same period last year. The guaranteed rate contract (GRC) line was particularly impacted by investment prepayment activity. Additionally, since interest credited to contractholders is fixed, this expense remains constant even as investment income declines.

SPECIALTY

The growth of the Specialty line is based primarily on increased sales of corporate owned life insurance. New deposit premiums (not reported as revenues) during the third quarter were approximately $600 million. Revenues for the third quarter of 1994 are reflected net of a one time reinsurance transaction of approximately $280 million. Revenues increased due to the continued growth in this line of business resulting in increases in cost of insurance and maintenance fees and interest earned on policy loans.
In part, this reflects the 1994 recapture of reinsurance previously ceded to a third party. The corresponding increase in benefits, claims and expenses is primarily due to increases in dividends to policyholders, as a significant portion of this block is written on a participating basis.


                    NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994

                                          ILAD             AMS          SPECIALTY           TOTAL
                                       ------------    ------------    ------------      ----------
                                       1995    1994    1995    1994     1995   1994      1995    1994
                                       ----    ----    ----    ----     ----   ----      ----    ----
REVENUES                               $611    $517    $565    $588     $951   $442     $2,127 $1,547
BENEFITS, CLAIMS, EXPENSES AND TAXES    507     443     596     565      933    430      2,036  1,438
                                       ----    ----    ----    ----     ----   ----      -----  ------
NET INCOME (LOSS)                      $104    $ 74    $(31)   $ 23     $ 18   $ 12      $  91 $  109
                                       ----    ----    ----    ----     ----   ----      -----  ------
                                       ----    ----    ----    ----     ----   ----      -----  ------

                                          (6)

                       Item 2.  MANAGEMENT'S NARRATIVE ANALYSIS OF
                                   RESULTS OF OPERATIONS
                                        (In Millions)

INDIVIDUAL LIFE AND ANNUITY DIVISION (ILAD)

Growth in fixed and variable annuity sales, as well as several assumption reinsurance transactions in the last several years have increased the assets under management in this segment to over $27 billion through September 1995. The premiums, investment income, management and maintenance fees and cost of insurance associated with this growing asset base continue to be the source of ILAD's increased revenues. New deposits of fixed and variable annuities in the first nine months of 1995 were approximately $4 billion, but are not reported as revenues, a decrease from prior year sales of $4.9 billion.

ASSET MANAGEMENT SERVICES (AMS)

This segment, consistent with the industry, has experienced a decline in net investment income due to interest rate drops. The guaranteed rate contract
(GRC) line was particularly impacted by investment prepayment activity in excess of expectations. Additionally, since interest credited to contractholders is fixed, this expense remains constant even as investment income declines. Although income for this line will continue to be impacted from these prepayments, hedging strategies are in place that limit volatility against future interest rate movements.

SPECIALTY

The growth of the Specialty line is based primarily on increased sales of corporate owned life insurance. New deposit premiums (not reported as revenues) during the first nine months were $2.1 billion compared to $500 million in 1994. Revenues for 1994 are reflected net of a one time reinsurance transaction of approximately $280 million. Revenues increased due to the continued growth in this line of business resulting in increases in cost of insurance and maintenance fees and interest earned on policy loans. In part, this reflects the 1994 recapture of reinsurance previously ceded to a third party, as well as revenues on a block of business assumed from a third party in December of 1994. The corresponding increase in benefits, claims and expenses is primarily due to increases in dividends to policyholders, as a significant portion of this block is written on a participating basis.

                                      (7)

NOTES TO THE FINANCIAL STATEMENTS:

On June 30, 1995, The Company received a non-cash capital contribution of $183 million.

On September 21, 1995, at a Special Meeting of the Shareholders of ITT, ITT Shareholders approved the Distribution by ITT of all of the outstanding shares of common stock of ITT Hartford (the Distribution). In the Distribution, shareholders of ITT common stock will receive, among other items, one share of ITT Hartford Common stock for each share of ITT common stock held.



                                     (8)

                        PART II.  OTHER INFORMATION

Item 6.   EXHIBITS AND REPORTS ON FORM 8-K


    (a)   See Exhibit Index
    (b)   None.





                                     (9)

                              ARTHUR ANDERSEN LLP


                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors of
       ITT Hartford Life and Annuity Insurance Company:

We have audited the accompanying statutory-basis balance sheets of ITT Hartford Life and Annuity Insurance Company (a Wisconsin corporation and wholly-owned subsidiary of Hartford Life Insurance Company) (the Company) as of December 31, 1994 and 1993, and the related statutory-basis statements of income, changes in capital and surplus and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statutory-basis financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company presents its financial statements in conformity with statutory accounting practices as described in Note 1. When statutory-basis financial statements are presented for purposes other than for filing with a regulatory agency, generally accepted auditing standards require that an auditor's report on them state whether they are presented in conformity with generally accepted accounting principles. The accounting practices used by the Company vary from generally accepted accounting principles as explained and quantified in Note 1. In our opinion, because the differences in accounting practices as described in Note 1 are material, the statutory-basis financial statements referred to above do not present fairly, in accordance with generally accepted accounting principles, the financial position of the Company as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994.

However, in our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 in conformity with statutory accounting practices as described in
Note 1.

                                            /s/  Arthur Andersen LLP

Hartford, Connecticut
January 30, 1995 (except with respect to the matter discussed in Note 9, as to which the date is December 20, 1995)

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                  (IN MILLIONS)


                                                 FOR THE YEARS ENDED DECEMBER 31,

                                                      1994      1993      1992
REVENUES:
Premiums and other considerations                   $1,100    $  747   $  259
Net investment income                                1,292     1,051      907
Net realized gains on investments                        7        16        5
                                                    ------    ------    ------
                                                     2,399     1,814    1,171

BENEFITS, CLAIMS AND EXPENSES:
Benefits, claims and claim
   adjustment expenses                               1,405     1,046      797
Amortization of deferred policy
    acquisition costs                                  145       113       55
Dividends to policyholders                             419       227       47
Other insurance expenses                               227       210      138
                                                    ------    ------    ------
                                                     2,196     1,596    1,037

INCOME BEFORE INCOME TAX AND
    CUMULATIVE EFFECT OF CHANGES IN
    ACCOUNTING PRINCIPLES                              203       218      134
Income tax expense                                      65        75       45
                                                    ------    ------    ------

INCOME BEFORE CUMULATIVE EFFECT OF
    CHANGES IN ACCOUNTING PRINCIPLES                   138       143       89

Cumulative effect of changes in
    accounting principles net of tax benefit of $7       -         -      (13)
                                                    ------    ------    ------

NET INCOME                                          $  138    $  143    $  76
                                                    ------    ------    ------
                                                    ------    ------    ------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                  (IN MILLIONS)

                                                           AS OF  DECEMBER 31,
                                                         1994           1993
                                                       --------       --------
            ASSETS

Investments:
Fixed maturities, available for sale, at fair
value in 1994 and at amortized cost in 1993
(amortized cost, $14,464  in 1994; fair
value, $12,845 in 1993)                                 $13,429        $12,597
Equity securities, at fair value                             68             90
Mortgage loans, at outstanding principal balance            316            228
Policy loans, at outstanding balance                      2,614          1,397
Other investments                                           107             40
                                                        -------        -------
                                                         16,534         14,352

Cash                                                         20              1
Premiums and amounts receivable                             160            327
Reinsurance recoverable                                   5,466          5,532
Accrued investment income                                   378            241
Deferred policy acquisition costs                         1,809          1,334
Deferred income tax                                         590            114
Other assets                                                 83            101
Separate account assets                                  22,809         16,284
                                                        -------        -------
                                                        $47,849        $38,286
                                                        -------        -------
                                                        -------        -------

      LIABILITIES AND STOCKHOLDER'S EQUITY

Future policy benefits                                   $1,890         $1,659
Other policyholder funds                                 21,328         18,234
Other liabilities                                         1,000            916
Separate account liabilities                             22,809         16,284
                                                        -------        -------
                                                         47,027         37,093

Common stock - authorized 1,000 shares, $5,690
par value, issued and outstanding 1,000 shares                6              6
Capital surplus                                             826            676
Unrealized losses on securities, net of tax               (654)            (5)
Retained earnings                                           644            516
                                                        -------        -------
                                                            822          1,193
                                                        -------        -------
                                                        $47,849        $38,286
                                                        -------        -------
                                                        -------        -------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                                  (IN MILLIONS)


                                                                                         UNREALIZED
                                                                                       GAINS(LOSSES)                     TOTAL
                                                                COMMON        CAPITAL        ON            RETAINED  STOCKHOLDER'S
                                                                STOCK         SURPLUS    SECURITIES        EARNINGS      EQUITY
                                                                -----         -------    ----------        --------      ------
BALANCE, DECEMBER 31, 1991                                       $   6        $  439         $    1         $  297         $  743
Net Income                                                                                                      76             76
Capital Contribution                                                 -            25              -              -             25
Excess of assets over liabilities on
 reinsurance assumed from affiliate                                  -            34              -              -             34
Change in unrealized losses on equity
  securities, net of tax                                             -             -             (1)             -             (1)
                                                                ------        -------        -------        -------        -------
BALANCE, DECEMBER 31, 1992                                           6           498              0            373            877
                                                                ------        -------        -------        -------        -------
Net Income                                                           -             -              -            143            143
Capital Contribution                                                 -           180              -              -            180
Excess of assets over liabilities on
 reinsurance assumed from affiliate                                  -            (2)             -              -             (2)
Change in unrealized losses on equity
  securities, net of tax                                             -             -             (5)             -             (5)
                                                                ------        -------        -------        -------        -------
BALANCE, DECEMBER 31, 1993                                           6           676             (5)           516          1,193
                                                                ------        -------        -------        -------        -------
Net Income                                                           -             -              -            138            138
Capital Contribution                                                 -           150              -              -            150
Dividends Paid                                                       -             -              -            (10)           (10)
Change in unrealized losses on securities,
   net of tax *                                                      -             -           (649)             -           (649)
                                                                ------        -------        -------        -------        -------
BALANCE, DECEMBER 31, 1994                                       $   6        $  826         $ (654)        $  644         $  822
                                                                ------        -------        -------        -------        -------
                                                                ------        -------        -------        -------        -------

* The 1994 change in unrealized losses on securities, net of tax, includes a gain of $91 due to adoption of SFAS #115 as discussed in note 1b to the consolidated financial statements.


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF CASHFLOW
                                  (IN MILLIONS)


                                              FOR THE YEARS ENDED DECEMBER 31,
                                                  1994       1993       1992
                                                  ----       ----       ----
OPERATING ACTIVITIES:
NET INCOME                                      $   138    $   143    $    76
Cumulative effect of accounting changes               -          -         13
Adjustments to net income:
Net realized investment gains before tax             (7)       (16)        (5)
Net policyholder investment losses
  (gains) before tax                                  5        (15)       (15)
Net deferred policy acquisition costs              (441)      (292)      (278)
Net amortization of premium (discount) on
  fixed maturities                                   41          2        (16)
Deferred income tax benefits                       (128)      (121)       (14)
(Increase) decrease  in premiums and
  amounts receivable                                 10        (28)       (14)
Increase in accrued investment income              (106)        (4)      (116)
Decrease(increase) in other assets                  101        (36)        88
Decrease(increase)  in reinsurance
  recoverable                                        75       (121)         0
Increase in liability for future policy
  benefits                                          224        360        527
Increase in other liabilities                       191        176         92
                                                --------  ---------   --------
CASH PROVIDED BY OPERATING ACTIVITIES               103         48        338
                                                --------  ---------   --------
INVESTING ACTIVITIES:
Purchases of fixed maturity investments          (9,127)   (12,406)    (8,948)
Proceeds from sales of fixed maturity
  investments                                     5,708      8,813      5,728
Maturities and principal paydowns of
  long-term investments                           1,931      2,596      1,207
Net purchases of other investments               (1,338)      (206)      (106)
Net sales (purchases) of short-term
  investments                                       135       (564)       221
                                                --------  ---------   --------
CASH USED FOR INVESTING ACTIVITIES               (2,691)    (1,767)    (1,898)
                                                --------  ---------   --------
FINANCING ACTIVITIES:
Net receipts from investment and UL-type
contracts credited to policyholder account
balances                                          2,467      1,513      1,512
Capital contribution                                150        180         25
Excess of assets over liabilities on
  reinsurance assumed from affiliate                 -           -         34
Dividends paid                                      (10)         -          -
                                                --------  ---------   --------
CASH PROVIDED BY FINANCING
  ACTIVITIES                                      2,607      1,693      1,571
                                                --------  ---------   --------
NET INCREASE(DECREASE) IN CASH                       19        (26)        11
Cash at beginning of period                           1         27         16
                                                --------  ---------   --------
CASH AT END OF PERIOD                           $    20    $     1    $    27
                                                --------  ---------   --------
                                                --------  ---------   --------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (DOLLAR AMOUNTS IN MILLIONS)

1.   SIGNIFICANT ACCOUNTING POLICIES

     (A)  BASIS OF PRESENTATION:

          These consolidated financial statements include Hartford Life Insurance Company (the Company or HLIC) and its wholly-owned subsidiaries, ITT Hartford Life and Annuity Company (ILA) and ITT Hartford International Life Reassurance Corporation (HLR), formerly American Skandia Life Reinsurance Corporation. HLIC is a wholly-owned subsidiary of Hartford Life and Accident Insurance Company (HLA).
          The Company is ultimately owned by Hartford Fire Insurance Company (Hartford Fire), which is ultimately owned by ITT Hartford Group, Inc., a subsidiary of ITT Corporation (ITT).

          The consolidated financial statements are prepared in conformity with generally accepted accounting principles which differ in certain material respects from the accounting practices prescribed or permitted by various insurance regulatory authorities.

          Certain reclassifications have been made to prior year financial statements to conform to current year classifications.

     (B)  CHANGES IN ACCOUNTING PRINCIPLES:

          Effective January 1, 1992, the Company adopted Statement of Financial Accounting Standards (SFAS)No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" and SFAS No. 112, Employers' Accounting for Postemployment Benefits", using the immediate recognition method. Accordingly, a cumulative adjustment (through December 31, 1991) of $7 after-tax has been recognized at January 1, 1992.

          Effective January 1, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The new standard requires, among other things, that fixed maturities be classified as "held-to-maturity", "available-for-sale" or "trading" based on the Company's intentions with respect to the ultimate disposition of the security and its ability to effect those intentions. The classification determines the appropriate accounting carrying value (cost basis or fair value) and, in the case of fair value, whether the adjustment impacts Stockholder's Equity directly or is reflected in the Consolidated Statements of Income. Investments in equity securities had previously been recorded at fair value with the corresponding impact included in Stockholder's Equity. Under SFAS No. 115, the Company's fixed maturities are classified as "available for sale" and accordingly, these investments are reflected at fair value with the corresponding impact included as a component of Stockholder's Equity designated as "Unrealized Loss on Securities, Net of Tax."
          As with the underlying investment security, unrealized gains and losses on derivative financial instruments are considered in determining the fair value of the portfolios. The impact of adoption was an increase to stockholder's equity of $91.

          The Company's cash flows were not impacted by these changes in accounting principles.

     (C)  REVENUE RECOGNITION:

          Revenues for universal life policies and investment products consist of policy charges for the cost of insurance, policy administration and surrender charges assessed to policy account balances. Premiums for traditional life insurance policies are recognized as revenues when they are due from policyholders. Deferred acquisition costs are amortized using the retrospective deposit method for universal life and other types of contracts where the payment pattern is irregular or surrender charges are a significant source of profit and the prospective deposit method is used where investment margins are the primary source of profit.

     (D)  FUTURE POLICY BENEFITS AND OTHER POLICYHOLDER FUNDS:

          Liabilities for future policy benefits are computed by the net level premium method using interest rate assumptions varying from 3% to 11% and withdrawal, mortality and morbidity assumptions which vary by plan, year of issue and policy durations and include a provision for adverse deviation. Liabilities for universal life insurance and investment products represent policy account balances before applicable surrender charges.

     (E)  POLICYHOLDER REALIZED GAINS AND LOSSES:

          Realized gains and losses on security transactions associated with the Company's immediate participation guaranteed contracts are excluded from revenues, since under the terms of the contracts the realized gains and losses will be credited to policyholders in future years as they are entitled to receive them.

     (F)  DEFERRED POLICY ACQUISITION COSTS:

          Policy acquisition costs, including commissions and certain underwriting expenses associated with acquiring traditional life insurance products, are deferred and amortized over the lesser of the estimated or actual contract life. For universal life insurance and investment products, acquisition costs are being amortized generally in proportion to the present value of expected gross profits from surrender charges, investment, mortality and expense margins.

     (G)  INVESTMENTS:

          Investments in fixed maturities are classified as available for sale and accordingly reflected at fair value with the corresponding impact of unrealized gains and losses, net of tax, included as a component of
          stockholder's equity.   Securities and derivative instruments,
          including swaps, caps, floors, futures, forward commitments and collars, are based on dealer quotes or quoted market prices for the same or similar securities. While the Company has the ability and intent to hold all fixed income securities until maturity, due to contract obligations, interest rates and tax laws, portfolio activity occurs. These trades are motivated by the need to optimally position investment portfolios in reaction to movements in capital markets or distribution of policyholder liabilities. When an other than temporary reduction in the value of publicly traded securities occurs, the decrease is reported as a realized loss and the carrying value is adjusted accordingly. Real estate is carried at cost less accumulated depreciation. Equity securities, which include common stocks, are carried at market value with the after-tax difference from cost reflected in stockholder's equity. Realized investment gains and losses, after deducting life and pension policyholders share are reported as a component of revenue and are determined on a specific identification basis.

     (H)  DERIVATIVE FINANCIAL INSTRUMENTS

          The Company uses a variety of derivative financial instruments as part of an overall risk management strategy. These instruments, including swaps, caps, collars and exchange traded financial futures, are used as a means of hedging exposure to price, foreign currency and/or interest rate risk on planned investment purchases or existing assets and liabilities. The Company does not hold or issue derivative financial instruments for trading purposes. The Company's minimum correlation threshold for hedge designation is 80%. If correlation, which is assessed monthly and measured based on a rolling three month average, falls below 80%, hedge accounting will be terminated. Gains or losses on futures purchased in anticipation of the future receipt of product cash flows are deferred and, at the time of the ultimate purchase, reflected as a basis adjustment to the purchased asset. Gains or losses on futures used in invested asset risk management are deferred and adjusted into the basis of the hedged asset when the contract is closed. The basis adjustments are amortized into investment income over the remaining asset life.

          Open forward commitment contracts are marked to market through Stockholder's Equity. Such contracts are recorded at settlement by recording the purchase of the specified securities at the previously committed price. Gains or losses resulting from the termination of the forward commitment contracts before the delivery of the securities are recognized immediately in the income statement as a component of investment income.

          The Company's accounting for interest rate swaps and purchased or written caps, floors, and options used to manage risk is in accordance with the concepts established in SFAS 80, "Accounting for Futures Contracts", the American Institute of Certified Public Accountants Statement of Position 86-2, "Accounting for Options" and various EITF pronouncements, except for written options which are written in all cases in conjunction with other assets and derivatives as part of an overall risk management strategy. Such synthetic instruments are accounted for as hedges. Derivatives, used as part of a risk management strategy, must be designated at inception and have consistency of terms between the synthetic instrument and the financial instrument being replicated. Synthetic instrument accounting, consistent with industry practice, provides that the synthetic asset is accounted for like the financial instrument it is intended to replicate. Interest rate swaps and purchased or written caps, floors and options which fail to meet management criteria are accounted for at fair market value with the impact reflected in net income.

          Interest rate swaps involve the periodic exchange of payments without the exchange of underlying principal or notional amounts. Net payments are recognized as an adjustment to income. Should the swap be terminated, the gains or losses are adjusted into the basis of the asset or liability and amortized over the remaining life. The basis of the underlying asset or liability is adjusted to reflect changing market conditions such as prepayment experience. Should the asset be sold or liability terminated, the gains or losses on the terminated position are immediately recognized in earnings. Interest rate swaps purchased in anticipation of an asset purchase ("anticipatory transaction") are recognized consistent with the underlying asset components. That is, the settlement component is recognized in the Statement of Income while the change in market is recognized as an unrealized gain or loss.

          Premiums paid on purchased floor or cap agreements and the premium received on issued cap or floor agreements used for risk management, as well as the net payments, are adjusted into the basis of the applicable asset and amortized over the asset life. Gains or losses on termination of such positions are adjusted into the basis of the asset or liability and amortized over the remaining asset life.

          Forward exchange contracts and foreign currency swaps are accounted for in accordance with SFAS 52. Changes in the spot rate of instruments designated as hedges of the net investment in a foreign subsidiary are reflected in the cumulative translation adjustment component of stockholder's equity.

     (I)  RELATED PARTY TRANSACTIONS:

          Transactions of the Company with its parent and affiliates relate principally to tax settlements, insurance coverage, rental and service fees and payment of dividends and capital contributions. In addition, certain affiliated insurance companies purchased group annuity contracts from the Company to fund pension costs and claim annuities to settle casualty claims.

          Substantially all general insurance expenses related to the Company, including rent expenses, are initially paid by Hartford Fire. Direct expenses are allocated to the Company using specific identification and indirect expenses are allocated using other applicable methods.

          The rent paid to Hartford Fire for the space occupied by the Company
          was $3   in 1994, 1993, and 1992 respectively.  The Company expects to pay rent of $3 in 1995, 1996, 1997,1998, and 1999 respectively and $60 thereafter, over the contract life of the lease.

          See also Note (4) for the related party coinsurance agreements.

2.   INVESTMENTS

     (A)  COMPONENTS OF NET INVESTMENT INCOME:



                                                  1994        1993       1992
                                                  ----        ----       ----
Interest income                                  $1,247      $1,007       $894
Income from other investments                        54          53         15
                                                 ------      ------     ------
GROSS INVESTMENT INCOME                           1,301       1,060        909
Less: investment expenses                             9           9          2
                                                 ------      ------     ------
NET INVESTMENT INCOME                            $1,292      $1,051       $907
                                                 ------      ------     ------
                                                 ------      ------     ------

     (B)  UNREALIZED GAINS (LOSSES) ON EQUITY SECURITIES:

                                                  1994        1993       1992
                                                  ----        ----       ----
Gross unrealized gains                            $  2        $  3        $ 2
Gross unrealized losses                            (11)        (11)        (2)
Deferred income tax expense (benefit)               (3)         (3)         0
                                                 ------      ------     ------
NET UNREALIZED LOSSES AFTER TAX                     (6)         (5)         0
Balance at beginning of year                        (5)          0          1
                                                 ------      ------     ------
CHANGE IN NET UNREALIZED LOSSES ON
  EQUITY SECURITIES                               $ (1)       $ (5)       $(1)
                                                 ------      ------     ------
                                                 ------      ------     ------

     (C)  UNREALIZED GAINS (LOSSES) ON FIXED MATURITIES:

                                                  1994        1993       1992
                                                  ----        ----       ----
Gross unrealized gains                         $   150       $ 538      $ 521
Gross unrealized losses                         (1,185)       (290)      (302)
                                               --------      ------     ------
NET UNREALIZED (LOSSES) GAINS                   (1,035)        248        219
Unrealized losses credited to policyholders         37           0          0
Deferred income tax expense (benefit)             (350)         87         75
                                               --------      ------     ------
NET UNREALIZED  (LOSSES) GAINS AFTER TAX          (648)        161        144
Balance at beginning of year                       161         144        297
                                               --------      ------     ------
CHANGE IN NET UNREALIZED (LOSSES)GAINS ON
  FIXED MATURITIES                             $  (809)      $  17      $(153)
                                               --------      ------     ------
                                               --------      ------     ------

     (D)  COMPONENTS OF NET REALIZED GAINS:

                                                  1994        1993       1992
                                                  ----        ----       ----
Fixed maturities                                  $(34)       $(12)       $20
Equity securities                                  (11)          0          3
Real estate and other                               47          43         (3)
Less: (decrease)increase in liability
  to policyholders for realized gains               (5)         15         15
                                                 ------      ------     ------
NET REALIZED GAINS                                $  7        $ 16        $ 5
                                                 ------      ------     ------
                                                 ------      ------     ------

     (E)  DERIVATIVE INVESTMENTS:

          A summary of investments, segregated by major category along with the types of derivatives and their respective notional amounts, are as follows as of December 31, 1994 :


                            SUMMARY OF INVESTMENTS
                            AS OF DECEMBER 31, 1994
                               (CARRYING AMOUNTS)

                                                                         ISSUED CAPS,    PURCHASED
                                         TOTAL CARRYING        NON-        FLOORS &     CAPS, FLOORS        FUTURES          SWAPS
                                              VALUE         DERIVATIVE    OPTIONS (B)  & OPTIONS (C)          (D)             (F)
                                         --------------     ----------   ------------  -------------       --------         ------
Asset Backed Securities                         $5,670          $5,690          $(31)            $24             $0          $(13)
Inverse Floaters (A)                               474             482            (9)              4              0            (3)
Anticipatory (E)                                   (30)              0             0               2              0           (32)
                                               --------        -------         ------         ------         ------         ------
TOTAL ASSET BACKED SECURITIES                    6,114           6,172           (40)             30              0           (48)

Other Bonds and Notes                            6,533           6,606             0               0              0           (73)

Short-Term Investments                             782             782             0               0              0             0
                                               --------        -------         ------         ------         ------         ------
TOTAL FIXED MATURITIES                          13,429          13,560           (40)             30              0          (121)

Other Investments                                3,105           3,105             0               0              0             0
                                               --------        -------         ------         ------         ------         ------

TOTAL INVESTMENTS                              $16,534         $16,665          $(40)            $30             $0         $(121)
                                               --------        -------         ------         ------         ------         ------
                                               --------        -------         ------         ------         ------         ------

                     SUMMARY OF  INVESTMENTS IN DERIVATIVES
                            AS OF DECEMBER 31, 1994
                               (NOTIONAL AMOUNTS)

                                                          ISSUED CAPS,    PURCHASED
                                         TOTAL NOTIONAL     FLOORS, &   CAPS, FLOORS,        FUTURES          SWAPS
                                            AMOUNT         OPTIONS (B)  & OPTIONS (C)          (D)             (F)
                                         --------------   ------------  -------------       --------         ------
Asset Backed Securities                          $4,244         $1,311         $2,546            $75           $312
Inverse Floaters (A)                              1,129            277             63              3            786
Anticipatory (E)                                    835              0            209            101            525
                                                -------        -------        -------        -------        -------
TOTAL ASSET BACKED                                6,208          1,588          2,818            179          1,623

Other Bonds and Notes                               670              0             72             74            524

Short-Term Investments                                0              0              0              0              0
                                                -------        -------        -------        -------        -------
TOTAL FIXED MATURITIES                            6,878          1,588          2,890            253          2,147

Other Investments                                    16              0              3              0             13
                                                -------        -------        -------        -------        -------

TOTAL INVESTMENTS                                $6,894         $1,588         $2,893           $253         $2,160
                                                -------        -------        -------        -------        -------
                                                -------        -------        -------        -------        -------

A summary of the notional and fair value of derivatives with off Balance Sheet risk as of December 31, 1993 is as follows:


                              ISSUED SWAPS, CAPS
                              FLOORS AND COLLARS   FUTURES  FORWARDS     TOTAL
                              ------------------   -------  --------     -----
Notional                                 $7,015     $1,792       $91   $8,898
Fair Value                                  $(4)        $0        $1      $(3)

     (A) Inverse floaters, which are variations of CMO's for which the coupon rates move inversely with an index rate (e.g. LIBOR). The risk to principal is considered negligible as the underlying collateral for
          the securities is guaranteed or sponsored by government agencies.   To
          address the volatility risk created by the coupon variability, the Company uses a variety of derivative instruments, primarily interest rate swaps and issued floors.

     (B) Comprised primarily of caps ($1,459) with a weighted average strike rate of 7.7% (ranging from 6.8% to 10.2%). Over 70% mature in 1997 and 1998. Issued floors total $125 with a weighted average strike rate of 8.3% and mature in 2004.

     (C) Comprised of purchased floors ($1,856), purchased options and collars ($633) and purchased caps ($404). The floors have a weighted average strike price of 5.8% (ranging from 4.8% and 6.6%) and over 85% mature in 1997 and 1998. The options and collars generally mature in 1995 and 2002. The caps have a weighted average strike price of 7.2% (ranging from 4.5% and 8.9%) and over 66% mature in 1997 through 1999.

     (D)  Over 95% of futures contracts expire before December 31, 1995.

     (E) Deferred gains and losses on anticipatory transactions are included in the carrying value of bond investments in the consolidated balance sheets. At the time of the ultimate purchase, they are reflected as a basis adjustment to the purchased asset. At December 31, 1994, these were $(33) million in net deferred losses for futures, interest rate swaps and purchased options.

     (F) The following table summarizes the maturities of interest rate and foreign currency swaps outstanding at December 31, 1994 and the related weighted average interest pay rate or receive rate assuming current market conditions:

            MATURITY OF SWAPS ON INVESTMENTS  AS OF DECEMBER 31, 1994

                                                                                                                          MATURITY
      DERIVATIVE TYPE                                  1995      1996      1997      1998      1999      2000+     TOTAL     LAST
      ---------------                                  ----      ----      ----      ----      ----      -----     -----  --------
INTEREST RATE SWAPS:
PAY FIXED/RECEIVE VARIABLE:
Notional Value                                            $0       $15       $50        $0      $446      $268      $779      2004
Weighted Average Pay Rate                               0.0%      5.0%      7.2%      0.0%      8.2%      7.8%      7.9%
Weighted Average Receive Rate                           0.0%      6.4%      5.7%      0.0%      7.5%      6.5%      7.0%
PAY VARIABLE/RECEIVE FIXED:
Notional Value                                          $311       $50      $100       $25      $175      $100      $761      2002
Weighted Average Pay Rate                               5.1%      5.3%      5.5%      5.3%      5.4%      6.0%      5.4%
Weighted Average Receive Rate                           8.0%      8.0%      7.5%      4.0%      4.5%      7.2%      6.9%
PAY VARIABLE/RECEIVE DIFFERENT VARIABLE:
Notional Value                                           $95       $50       $18       $15        $5      $232      $415      2005
Weighted Average Pay Rate                               4.2%      6.4%      6.8%      6.2%      0.0%      6.0%      5.7%
Weighted Average Receive Rate                           9.1%      6.3%      9.5%      6.4%      0.0%      6.3%      7.1%
TOTAL INTEREST RATE SWAPS                               $406      $115      $168       $40      $626      $600    $1,955      2004
Total Weighted Average Pay Rate                         4.9%      5.7%      6.1%      5.6%      7.4%      6.8%      6.5%
Total Weighted Average Receive Rate                     8.2%      7.1%      7.2%      4.9%      6.7%      6.5%      7.0%
FOREIGN CURRENCY  SWAPS                                  $35       $46       $29       $15       $10       $70      $205      2002
TOTAL SWAPS                                             $441      $161      $197       $55      $636      $670    $2,160      2005

          In addition to risk management through derivative financial instruments pertaining to the investment portfolio, interest rate sensitivity related to certain Company liabilities was altered primarily through interest rate swap agreements. The notional amount of the liability agreements in which the Company generally pays one variable rate in exchange for another, was $1.7 billion and $1.3 billion at December 31, 1994 and 1993 respectively. The weighted average pay rate is 6.2%; the weighted average receive rate is 6.6% , and these agreements mature at various times through 2004.


     (F)  CONCENTRATION OF CREDIT RISK:
          The Company has a reinsurance recoverable of $4.4 billion from Mutual Benefit Life Assurance Corporation (Mutual Benefit). The risk of Mutual Benefit becoming insolvent is mitigated by the reinsurance agreement's requirement that the assets be kept in a security trust with the Company as sole beneficiary. Excluding investments in U.S. government and agencies, the Company has no other significant concentrations of credit risk.

          The Company currently owns $39.2 million par value of Orange County, California Pension Obligation Bonds, $17.1 million of which it continues to carry as available for sale under FASB 115 and $22.1 million which are included in the Separate Account Assets. While Orange County is currently operating under Protection of Chapter 9 of the Federal Bankruptcy Laws, the Company believes it is probable that it will collect all amounts due under the contractual terms of the bonds and that the bonds are not permanently or other than temporarily impaired.

          As of December 31, 1994 the Company owned $66.1 million of Mexican bonds, $52.3 million of which are payable in Mexican pesos but are fully hedged back to U.S. dollars, and $13.8 million of U.S. Dollar Denomination Mexican bonds. The primary risks associated with these securities is a default by the Mexican government or imposition of currency controls that prevent conversion of Mexican pesos to U.S. dollars. The Company believes both of these risks are remote.

     (G)  FIXED MATURITIES:
          The schedule below details the amortized cost and fair values of the Company's fixed maturities by component, along with the gross unrealized gains and losses:


                                                       1994
                                                       ----
                                  GROSS        GROSS
                                AMORTIZED   UNREALIZED  UNREALIZED
                                  COST         GAINS      LOSSES    FAIR VALUE
                                ---------  -----------  ----------  ----------
U.S. Government and government
  agencies and authorities:
- guaranteed and sponsored         $1,516           $1       $(87)      $1,430
- guaranteed and sponsored
  - asset backed                    4,256           78       (571)       3,763
States, municipalities and
  political subdivisions              148            1        (12)         137
International governments             189            1        (14)         176
Public utilities                      531            1        (32)         500
All other corporate                 3,717           38       (297)       3,458
All other corporate
  - asset backed                    2,442           30       (121)       2,351
Short-term investments              1,665            0        (51)       1,614
                                  -------        -----    --------     -------
TOTAL                             $14,464         $150    $(1,185)     $13,429
                                  -------        -----    --------     -------
                                  -------        -----    --------     -------


                                                      1993
                                                      ----
                                               GROSS      GROSS
                                AMORTIZED   UNREALIZED  UNREALIZED       FAIR
                                  COST         GAINS      LOSSES         VALUE
                                ---------   ----------  ----------      ------
U.S. Government and government
  agencies and authorities:
- guaranteed and sponsored        $ 1,637       $   15    $   (12)     $ 1,640
- guaranteed and sponsored
  - asset backed                    4,070          235       (219)       4,086
States, municipalities and
  political subdivisions               73            9           0          82
International governments             100            5         (3)         102
Public utilities                      423           20         (2)         441
All other corporate                 3,598          180        (42)       3,736
All other corporate
  - asset backed                    1,806           74        (12)       1,868
Short-term investments                890            0           0         890
                                 --------      -------    --------    --------
TOTAL                             $12,597       $  538    $  (290)     $12,845

                                 --------      -------    --------    --------
                                 --------      -------    --------    --------

          The amortized cost and estimated fair value of fixed maturity investments at December 31, 1994, by maturity, are shown below. Asset backed securities are distributed to maturity year based on the Company's estimate of the rate of future prepayments of principal over the remaining life of the securities. Expected maturities differ from contractual maturities reflecting the borrowers' rights to call or prepay their obligations.


                                        AMORTIZED COST    ESTIMATED FAIR VALUE
                                        --------------    --------------------
MATURITY
--------
Due in one year or less                        $ 2,214                 $ 2,183
Due after one year through five years            7,000                   6,647
Due after five years through ten years           3,678                   3,334
Due after ten years                              1,572                   1,265
                                             ---------               ---------
                                               $14,464                 $13,429
                                             ---------               ---------
                                             ---------               ---------

          Sales of fixed maturities excluding short-term fixed maturities for the years ended 1994, 1993, and 1992 resulted in proceeds of $5,708, $8,813, and $5,728, respectively, resulting in gross realized gains of $71, $192, and $140, and gross realized losses of $100, $219, and $135, respectively, not including policyholder gains and losses.
          Sales of equity securities and other investments for the years ended December 31, 1994, 1993, and 1992 resulted in proceeds of $159, $127 and $7, respectively, resulting in gross realized gains of $3, $0, and $3, and gross realized losses of $14, $0, and $0, respectively, not including policyholder gains and losses.

     (H)  FAIR VALUE OF FINANCIAL INSTRUMENTS NOT DISCLOSED ELSEWHERE :

          BALANCE SHEET ITEMS:


                                           1994                     1993
                                  CARRYING       FAIR    CARRYING        FAIR
                                   AMOUNT        VALUE    AMOUNT         VALUE
                                 ---------      ------   --------       ------
         ASSETS
Other invested assets:
Policy loans                        $2,614      $2,614     $1,397       $1,397
Mortgage loans                         316         316        228          228
Investments in partnership
  and trusts                            36          42         14           34
Miscellaneous                           67          67         22           63

         LIABILITIES
Other policy claims and
  benefits                         $13,001     $12,374    $11,140      $11,415

          The following methods and assumptions were used to estimate the fair value of each class of financial instrument:policy and mortgage loan carrying amounts approximate fair value; investments in partnerships and trusts are based on external market valuations from partnership and trust management; and other policy claims and benefits payable are determined by estimating future cash flows discounted at the current market rate.

3.   INCOME TAX

          The Company is included in ITT's consolidated U.S. Federal income tax return and remits to (receives from) ITT a current income tax provision (benefit) computed in accordance with the tax sharing arrangements between ITTand its insurance subsidiaries. The effective tax rate was 32% in 1994, and approximates the U.S. statutory tax rates of 35% in 1993 and 34% in 1992. The provision for income taxes was as follows:

INCOME TAX EXPENSE:
                                                  1994      1993      1992
                                                  ----      ----      ----
     Current                                      $185   $ $ 190   $ $ 124
     Deferred                                     (120)     (115)      (79)
                                                -------  --------  --------
                                                  $ 65   $ $  75   $ $  45
                                                -------  --------  --------
                                                -------  --------  --------

                                                   1994      1993      1992
                                                   ----      ----      ----
TAX PROVISION AT U.S. STATUTORY RATE                $71       $76       $46
Tax-exempt income                                    (3)        0         0
Foreign tax credit                                   (1)        0         0
Other                                                (2)       (1)       (1)
                                                  -----     -----     -----
PROVISION FOR INCOME TAX                           $ 65       $75       $45
                                                  -----     -----     -----
                                                  -----     -----     -----

     Income taxes paid were $ 244 , $301 and $36 in 1994, 1993, and 1992 respectively. The current taxes due from or (to) Hartford Fire were $46, and $19 in 1994 and 1993 respectively.

     Deferred  tax assets include the following:

                                                   1994      1993
                                                   ----      ----
Tax deferred acquisition cost                     $284      $158
Book deferred acquisition costs and  reserves     (134)      (30)
Employee benefits                                    7         7
Unrealized loss on "available for sale"
  securities                                       353         3
Investments and other                               80       (24)
                                                -------   -------
                                                  $590      $114
                                                -------   -------
                                                -------   -------

     Prior to the Tax Reform Act of 1984, the Life Insurance Company Income Tax Act of 1959 permitted the deferral from taxation of a portion of statutory income under certain circumstances. In these situations, the deferred income was accumulated in a "Policyholders' Surplus Account" and will be taxable in the future only under conditions which management considers to be remote; therefore, no Federal income taxes have been provided on this deferred income. The balance for tax return purposes of the Policyholders' Surplus Account as of December 31, 1994 was $24.

4.   REINSURANCE

     The Company cedes insurance to non-affiliated insurers in order to limit its maximum loss. Such transfer does not relieve the Company of its primary liability. The Company also assumes insurance from other insurers. Group life and accident and health insurance business is substantially reinsured to affiliated companies.

     Life insurance net retained premiums were comprised of the following:

                                                  1994      1993      1992
                                                  ----      ----      ----
Gross premiums                                   $1,316    $1,135      $680
Reinsurance assumed                                 299        93        30
Reinsurance ceded                                   515       481       451
                                                -------   -------     -----
NET RETAINED PREMIUMS                            $1,100      $747      $259
                                                -------   -------     -----
                                                -------   -------     -----

     Life reinsurance recoveries, which reduced death and other benefits, for the years ended December 31, 1994, 1993 and 1992 approximated $164, $149, and $73, respectively.

     In December 1994, the Company assumed from a third party approximately $500 million of corporate owned life insurance reserves on a coinsurance
     basis.   Also in December 1994, ILA ceded to ITT Lyndon Insurance Company
     $1 billion in individual fixed and variable annuities on a modified coinsurance basis. These transactions did not have a material impact on consolidated net income.

     In October 1994, HLR recaptured approximately $500 million of corporate owned life insurance from a third party reinsurer. Subsequent to this transaction, HLIC and HLR restructured their coinsurance agreement from coinsurance to modified coinsurance, with the assets and policy liabilities placed in the separate account. In May 1994, HLIC assumed and reinsured the life insurance policies and the individual annuities of Pacific Standard with reserves and account values of approximately $400 million. The Company received cash and investment grade assets to support the life insurance and individual annuity contract obligations assumed.

     In June 1993, the Company assumed and partially reinsured the annuity, life and accident and sickness insurance policies of Fidelity Bankers Life Insurance Company in Receivership for Conservation and Rehabilitation, with account values of $3.2 billion. The Company received cash and investment grade assets to assume insurance and annuity contract obligations. Substantially all of these contracts were placed in the Company's separate accounts.

     In November 1993, ILA acquired, through an assumption reinsurance transaction, substantially all of the individual fixed and variable annuity business of HLA. As a result of this transaction, the assets and liabilities of the company increased approximately $1 billion. The excess of liabilities assumed over assets received, of $2, was recorded as a decrease to capital surplus. The impact on consolidated net income was not significant.

     On November 4, 1992, the Company entered into a definitive agreement whereby the Company assumed the contract obligations of Mutual Benefit Life Assurance Corporation's (Mutual Benefit) individual corporate owned life insurance (COLI) contracts. The Company received $5.6 billion in cash and invested assets, $5.3 billion of which were policy loans, from Mutual Benefit for assuming the contract obligations. Simultaneously, the Company coinsured approximately 84% of the contract obligations back to Mutual Benefit, HLR and an unaffiliated reinsurer. In August 1993, the Company received assets of $300 million for assuming the group COLI contract obligations of Mutual Benefit, through an assumption reinsurance transaction. Under the terms of the agreement, the Company coinsured back
     75% of the liabilities to Mutual Benefit.   All  assets supporting Mutual
     Benefit's reinsurance liability to HLIC are placed in a "security trust", with Hartford Life as the sole beneficiary. The impact on 1992 consolidated net income was not significant.

     In 1992, all ordinary individual life insurance written and in force in HLA was assumed by HLIC. As a result of this transaction, the assets of HLIC increased by approximately $437, liabilities increased approximately $403. The excess of assets over liabilities of $34 was recorded as an increase in capital.

5.   PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

     The Company's employees are included in Hartford Fire's noncontributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last ten years of employment. The Company's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974 and the maximum amount that can be deducted for Federal income tax purposes. Generally, pension costs are funded through the purchase of the Company's group pension contracts. The cost to the Company was approximately $2, $3 and $2 in 1994, 1993 and 1992, respectively.

     The Company provides certain health care and life insurance benefits for eligible retired employees. A substantial portion of the Company's employees may become eligible for these benefits upon retirement. Effective January 1, 1992, the Company adopted SFAS No. 106, using the immediate recognition method for all benefits accumulated to date. As of June 1992, the Company amended its plans, effective January 1, 1993, whereby the Company's contribution for health care benefits will depend on the retiree's date of retirement and years of service. In addition, the plan amendments increased deductibles and set a defined dollar cap which limits average company contributions. The effect of these changes is not material. The Company has prefunded a portion of the health care and life insurance obligations through trust funds where such prefunding can be accomplished on a tax effective basis. Postretirement health care and life insurance benefits expense, allocated by Hartford Fire, was $1, $1, and $1, for 1994, 1993, and 1992 respectively.

     The assumed rate of future increases in the per capita cost of health care (the health care trendrate) was 11% for 1994, decreasing ratably to 6 % in the year 2001. Increasing the health care trend rates by one percent per year would have an immaterial impact on the accumulated postretirement benefit obligation and the annual expense. The assumed weighted average discount rate was 8.5%. To the extent that the actual experience differs from the inherent assumptions, the effect will be amortized over the average future service of the covered employees.

6.   BUSINESS SEGMENT INFORMATION

The reportable segments and product groups of HLIC and its subsidiaries are:
INDIVIDUAL LIFE AND ANNUITIES (ILAD)
-Individual life
-Fixed and variable retirement annuities

ASSET MANAGEMENT SERVICES (AMS)
-Group Pension Plans products and services
-Deferred Compensation Plans products and services
-Structured Settlements and lottery annuities

SPECIALTY
-Corporate Owned Life Insurance (COLI) and HLR


                                            1994          1993          1992
                                           ------        ------        ------
REVENUES:
ILAD                                          $691          $595          $305
AMS                                            789           794           770
Specialty                                      919           425            96
                                           -------       -------       -------
                                            $2,399        $1,814        $1,171
                                           -------       -------       -------
                                           -------       -------       -------
INCOME BEFORE INCOME TAX:
ILAD                                          $139          $129           $73
AMS                                             38            71            56
Specialty                                       26            18             5
                                           -------       -------       -------
                                              $203          $218          $134
                                           -------       -------       -------
                                           -------       -------       -------
IDENTIFIABLE ASSETS:
ILAD                                       $26,668       $19,147        $9,474
AMS                                         13,334        12,416        11,198
Specialty                                    7,847         6,723         5,910
                                           -------       -------       -------
                                           $47,849     $  38,286     $  26,582
                                           -------       -------       -------
                                           -------       -------       -------

7.   STATUTORY NET INCOME AND SURPLUS

     Substantially all of the statutory surplus is permanently reinvested or is subject to dividend restrictions relating to various state regulations which limit the payment of dividends without prior approval.

     Statutory net income and surplus as of December 31 were:

                                              1994           1993         1992
                                              ----           ----         ----
Statutory net income                           $58            $63          $65

Statutory surplus                             $941           $812         $614

     The Company prepares its statutory financial statements in accordance with accounting practices prescribed by the State of Connecticut Insurance Department. Prescribed statutory accounting practices include publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations, and general administrative rules.

8.   SEPARATE ACCOUNTS:

     The Company maintains separate account assets and liabilities totaling $22.8 billion and $16.3 billion at December 31, 1994 and 1993, respectively which are reported at fair value. Separate account assets are segregated from other investments and are not subject to claims that arise out of any other business of the Company. Investment income and gains and losses of separate accounts accrue directly to the policyholder. Separate accounts reflect two categories of risk assumption: non-guaranteed separate accounts totaling $14.8 billion and $11.5 billion at December 31, 1994 and 1993, respectively, wherein the policyholder assumes the investment risk, and guaranteed separate account assets totaling $8.0 billion and $4.8 billion at December 31, 1994 and 1993, respectively, wherein the Company contractually guarantees either a minimum return or account value to the policyholder. Investment income (including investment gains and losses) on separate account assets are not reflected in the Consolidated Statements of Income. Separate account management fees, net of minimum guarantees, were $256, $189, and $92, in 1994, 1993, and 1992, respectively.

     The guaranteed separate accounts include modified guaranteed individual annuity, and modified guaranteed life insurance. The average credit interest rate on these contracts is 6.44%. The assets that support these liabilities are comprised of $7.5 billion in bonds and $.5 billion in policy loans. The portfolios are segregated from other investments and are managed so as to minimize liquidity and interest rate risk. In order to minimize the risk of disintermediation associated with early withdrawals, individual annuity and modified guaranteed life insurance contracts carry a graded surrender charge as well as a market value adjustment. Additional investment risk is hedged using a variety of derivatives which total $(16.2) million in carrying value and $3.2 billion in notional amounts.

9.   COMMITMENTS AND CONTINGENCIES

     In August 1994, HLIC renewed a two year note purchase facility agreement which in certain instances obligates the Company to purchase up to $100 million in collateralized notes from a third party. The Company is receiving fees for this commitment. At December 31, 1994, the Company has not purchased any notes under this agreement.

     In March 1987, HLIC guaranteed the commercial mortgages (principal and accrued interest) that were sold under a pooling and servicing agreement of the same date. Mortgages aggregating approximately $53.0million were sold in this transaction, and the remaining balance on these loans is $21.1 million. There was no impact on operations due to this guarantee.

     Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The amount of any future assessments on HLIC under these laws cannot be reasonably estimated. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength. Additionally, guaranty fund assessments are used to reduce state premium taxes paid by the Company in certain states.

     The Company is involved in various legal actions, some of which involve claims for substantial amounts. In the opinion of management the ultimate liability with respect to such lawsuits, as well as other contingencies, is not considered material in relation to the consolidated financial position of the Company.

10.  SUBSEQUENT EVENT

     On December 20, 1995, ITT distributed all of the outstanding shares of common stock of ITT Hartford to ITT shareholders (the Distribution). In the Distribution, shareholders of ITT common stock received, among other items, one share of ITT Hartford common stock for each share of ITT common stock held.

                       CONTENTS OF REGISTRATION STATEMENT


This Registration Statement comprises the following papers and documents:

    The facing sheet.

    The prospectus consisting of ________ pages.

    The undertaking to file reports.

    The Rule 484 undertaking.

    The signatures.

    (1) The following exhibits included herewith correspond to those required by paragraph A of the instructions for exhibits to Form N-8B-2.

          A. (1) Resolution of Board of Directors of the Company is incorporated herein.

             (2)     Not Applicable.

             (3) (a) Principal Underwriting Agreement is incorporated herein.

             (3) (b) Forms of Selling Agreements is incorporated herein.

             (3) (c) Not applicable.

             (4)     Not Applicable.

             (5) Form of Modified Single Premium Variable Life Insurance Policy and Last Survivor Modified Single Premium Variable Life Policy is incorporated herein.

             (6) (a) Certificate of Incorporation of Hartford Life Insurance
                     Company is incorporated herein.

             (6) (b) Bylaws of Hartford Life Insurance Company is incorporated herein.

             (7)     Not Applicable.

             (8)     Not Applicable.

             (9)     Not Applicable.

            (10) Form of Application for Modified Single Premium Variable Life Insurance Policies and Last Survivor Modified Single Premium Variable Life Insurance Policy is incorporated herein.

           (11) Memorandum describing transfer and redemption procedures is incorporated herein.

    (2) Opinion and consent of Scott Richardson, Attorney is incorporated herein.

    (3) No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I.

    (4)  Not applicable.

    (5) Opinion and consent of Michael Winterfield, FSA, MAAA is incorporated herein.

    (6)  Consent of Arthur Andersen LLP, Independent Certified Public
         Accountants.

    (7)  Opinion and consent of Attorney is incorporated by reference as Exhibit
         2.
    (8)  Opinion and consent of Actuary is incorporated by reference as Exhibit
         5.

    (9)  Power of Attorney is incorporated herein.

UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

 UNDERTAKING ON INDEMNIFICATION

Article VIII of the By Laws of Hartford Life Insurance Company, a Connecticut corporation, provides for indemnification of its officers, directors and employees to the extent consistent with statutory requirements.

Connecticut General Laws Section 33-320a provides for indemnification of officers, directors and employees of a corporation as follows:

   b) Except as otherwise provided in this section, a corporation shall indemnify any person made a party to any proceeding, other than an action by or in the right of the corporation, by reason of the fact that he, or the person whose legal representative he is, is or was a shareholder, director, officer, employee or agent of the corporation, or an eligible outside party, against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred by him, and the person whose legal representative he is, in connection with such proceeding. The corporation shall not so indemnify any such person unless (1) such person, and the person whose legal representative he is, was successful on the merits in the defense of any proceeding referred to in this subsection, or (2) it shall be concluded as provided in subsection (d) of this section that such person, and the person whose legal representative he is, acted in good faith and in a manner he reasonably believed to be in the best interests of the corporation or, in the case of a person serving as a fiduciary of an employee benefit plan or trust, either in the best interests of the corporation or in the best interests of the participants and beneficiaries of such employee benefit plan or trust and consistent with the provisions of such employee benefit plan or trust and, with respect to any criminal action or proceeding, that he had no reasonable cause to believe his conduct was unlawful, or (3) the court, on application as provided in subsection (e) of this section, shall have determined that in view of all the circumstances such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine; except that, in connection with an alleged claim based upon his purchase or sale of securities of the corporation or of another enterprise, which he serves or served at the request of the corporation, the corporation shall only indemnify such person after the court shall have determined, on application as provided in subsection (e) of this section, that in view of all the circumstances such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith or in a manner which he did not reasonably believe to be in the best interests of the corporation or of the participants and beneficiaries of such employee benefit plan or trust and consistent with the provisions of such employee benefit plan or trust, or, with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful.

   (c) Except as otherwise provided in this section, a corporation shall indemnify any person made a party to any proceeding, by or in the right of the corporation, to procure a judgment in its favor by reason of the fact that he, or the person whose legal representative he is, is or was a shareholder, director, officer, employee or agent of the corporation, or an eligible outside party, against reasonable expenses actually incurred by him in connection with such proceeding in relation to matters as to which such person, or the person whose legal representative he is, is finally adjudged not to have breached his duty to the corporation, or where the court, on application as provided in subsection (e) of this section, shall have determined that in view of all the circumstances such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. The corporation shall not so indemnify any such person for amounts paid to the corporation, to a plaintiff or to counsel for a plaintiff in settling or otherwise disposing of a proceeding, with or without court approval; or for expenses incurred in defending a proceeding which is settled or otherwise disposed of without court approval.

   (d) The conclusion provided for in subsection (b) of this section may be reached by any one of the following: (1) The board of directors of the corporation by a consent in writing signed by a majority of those directors who were not parties to such proceeding; (2) independent legal counsel selected by a consent in writing signed by a majority of those directors who were not parties to such proceeding;
       (3) in the case of any employee or agent who is not an officer or director of the corporation, the corporation's general counsel; or (4) the shareholders of the corporation by the affirmative vote of at least a majority of the voting power of shares not owned by parties to such proceeding, represented at an annual or special meeting of shareholders, duly called with notice of such purpose stated. Such person shall also be entitled to apply to a court for such conclusion, upon application as provided in subsection (e), even though the conclusion reached by any of the foregoing shall have been adverse to him or to the person whose legal representative he is.

   (e) Where an application for indemnification or for a conclusion as provided in this section is made to a court, it shall be made to the court in which the proceeding is pending or to the superior court for the judicial district where the principal office of the corporation is located. The application shall be made in such manner and form as may be required by the applicable rules of the court or, in the absence thereof, by direction of the court. The court may also direct the notice be given in such manner as it may require at the expense of the corporation to the shareholders of the corporation and to such other persons as the court may designate. In the case of an application to a court in which a proceeding is pending in which the person seeking indemnification is a party by reason of the fact that he, or the person whose legal representative he is, is or was serving at the request of the corporation as a director, partner, trustee, officer, employee or agent of another enterprise, or as a fiduciary of an employee benefit plan or trust maintained for the benefit of employees of any other enterprise, timely notice of such application shall be given by such person to the corporation.

    (f) Expenses which may be indemnifiable under this section incurred in defending a proceeding may be paid by the corporation in advance of the final disposition of such proceeding as authorized by the board of directors upon agreement by or on behalf of the shareholder, director, officer, employee, agent or eligible outside party, or his legal representative, to repay such amount if he is later found not entitled to be indemnified by the corporation as authorized in this section.

   (g) A corporation shall not indemnify any shareholder, director, officer, employee, agent or eligible outside party, other than a shareholder, director, officer, employee, agent or eligible outside party who is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another enterprise, against judgments, fines, penalties, amounts paid in settlement and expenses to an extent either greater or less than that authorized in this section. No provision made a part of the certificate or incorporation, the bylaws, a resolution or shareholders or directors, an agreement, or otherwise on or after October 1, 1982, shall be valid unless consistent with this section. Notwithstanding the foregoing, the corporation may procure insurance providing greater indemnification and may share the premium cost with any shareholder, director, officer, employee, agent or eligible outside party on such basis as may be agreed upon. The rights and remedies provided in this section shall be exclusive."

The registrant hereby undertakes that insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant, pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 has duly caused this Registration Statement to be signed by the following persons in the capacities on the dates indicated.

HARTFORD LIFE INSURANCE COMPANY -
SEPARATE ACCOUNT FIVE (Registrant)

*By:  /s/ Gregory A. Boyko
      -------------------------------------------
      Gregory A. Boyko, Life Controller

HARTFORD LIFE INSURANCE COMPANY (Depositor)

*By:  /s/ Gregory A. Boyko
      --------------------------------------------
      Gregory A. Boyko, Life Controller

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons and in the capacities and on the dates indicated.

Donald R. Frahm, Chairman and
  Chief Executive Officer, Director *

Bruce D. Gardner, General Counsel          *By:  /s/ Scott K. Richardson
  Corporate Secretary, Director *               --------------------------------
                                                Scott K. Richardson,
                                                Attorney-in-Fact
Joseph H. Gareau, Executive Vice
  President and Chief Investment
  Officer, Director *

John P. Ginnetti, Senior Vice
  President, Director *

Thomas M. Marra, Senior Vice
  President, Director *

Leonard E. Odell, Jr., Senior
  Vice President, Director *
                                                  Dated:  January 5, 1996
                                                  -----------------------
Lowndes A. Smith, President,
  Chief Operating Officer,
  Director *

Raymond P. Welnicki, Senior Vice
  President, Director *

Lizabeth H. Zlatkus, Vice President,
  Director *

                               ARTHUR ANDERSEN LLP



                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Hartford Life Insurance Company and Subsidiaries:

We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of Hartford Life Insurance Company and subsidiaries included in this registration statement and have issued our report thereon dated January 30, 1995 (except with respect to the matter discussed in Note 10, as to which the date is December 20, 1995). Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The accompanying schedules are the responsibility of the Company's management and are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic consolidated financial statements. These schedules have been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

Our report on the financial statements includes an explanatory paragraph with respect to the change in the methods of accounting for debt and equity securities and for postretirement benefits other than pensions and postemployment benefits as discussed in Note 1 to the consolidated financial statements.



Hartford, Connecticut
January 30, 1995

               HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
  SCHEDULE 1 - SUMMARY OF INVESTMENTS - OTHER THAN INVESTMENTS IN AFFILIATES
                              DECEMBER 31, 1994

                                                                                   AMOUNT
                                                                                  SHOWN ON
                                                                                  BALANCE
            TYPE OF INVESTMENT                             COST     FAIR VALUE      SHEET
            ------------------                             ----     ----------    --------
FIXED MATURITIES

Bonds

 U.S. Government and government agencies
 and authorities:

 - guaranteed and sponsored                              $ 1,516     $ 1,429      $ 1,429

 - guaranteed and sponsored - asset backed                 4,256       3,763        3,763

 States, municipalities and political subdivisions           148         137          137

 International governments                                   189         176          176

 Public utilities                                            531         500          500

 All other corporate                                       3,717       3,458        3,458

 All other corporate - asset backed                        2,442       2,350        2,350

 Short-term investments                                    1,665       1,616        1,616
                                                         -------     -------      -------

TOTAL FIXED MATURITIES                                    14,464      13,429       13,429

EQUITY SECURITIES

Common Stocks - industrial, miscellaneous and all other       76          68           68
                                                         -------     -------      -------

TOTAL FIXED MATURITIES AND EQUITY SECURITIES              14,540      13,497       13,497

Policy loans                                               2,614       2,614        2,614

Mortgage loans                                               316         316          316

Other investments                                            103         109          107
                                                         -------     -------      -------

TOTAL INVESTMENTS                                        $17,573     $16,536      $16,534
                                                         -------     -------      -------
                                                         -------     -------      -------

Note: Fair values for stocks and bonds approximate those quotations published by applicable stock exchanges or are received from other reliable sources. The fair value for short - term investments approximates cost.

        Policy and mortgage loans carrying amounts approximate fair value.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
               SCHEDULE III - SUPPLEMENTARY INSURANCE INFORMATION
                                (IN MILLIONS)


                                                                                BENEFITS,     AMORTIZ-
                                                                                 CLAIMS       ATION OF
                                                                                AND CLAIM     DEFERRED
              DEFERRED      FUTURE        OTHER        PREMIUMS       NET        ADJUST-       POLICY         OTHER
               POLICY       POLICY      POLICYHOL-    AND OTHER   INVESTMENT      MENT        ACQUISI-      INSURANCE
             ACQUISITION   BENEFITS     DER FUNDS    CONSIDERA-     INCOME       EXPENSES       TION         EXPENSES
SEGMENT        COSTS             *              *       TIONS         (1)           (2)         COSTS           (3)
-------      -----------   --------     ---------    -----------  ----------    ----------    --------      ---------
 Year ended
 December 31,
    1994
-------------

I LAD        $   1,708    $    582      $   4,257     $    492     $    199      $    334     $    137       $     80
AMS                101         845         10,160           39          750           695            8             48
SPECIALTY            0         463          6,911          569          350           376            0            518
             ---------    --------      ---------     --------     --------      --------     --------       --------
             $   1,809    $  1,890      $  21,328     $  1,100     $  1,299      $  1,405     $    145       $    646
             ---------    --------      ---------     --------     --------      --------     --------       --------
             ---------    --------      ---------     --------     --------      --------     --------       --------

 Year ended
 December 31,
    1993
-------------

I LAD        $   1,237    $    428      $   3,535     $    423     $    172      $    249     $     97       $    120
AMS                 97         703          9,026           35          759           662           16             45
SPECIALTY            0         528          5,673          289          136           135            0            272
             ---------    --------      ---------     --------     --------      --------     --------       --------
             $   1,334    $  1,659      $  18,234     $    747     $  1,067      $  1,046     $    113       $    437
             ---------    --------      ---------     --------     --------      --------     --------       --------
             ---------    --------      ---------     --------     --------      --------     --------       --------

 Year ended
 December 31,
    1992
-------------

I LAD        $     698    $  1,115      $   1,004     $    178     $    127      $    104     $     49       $     79
AMS                101         583          8,256           27          743           657            6             51
SPECIALTY            0          46          5,822           54           42            36            0             55
             ---------    --------      ---------     --------     --------      --------     --------       --------
             $     799    $  1,744      $  15,082     $    259     $    912      $    797     $     55       $    185
             ---------    --------      ---------     --------     --------      --------     --------       --------
             ---------    --------      ---------     --------     --------      --------     --------       --------

(*)  As Restated

(1) Investment income is allocated to the segments based on each segment's share of investable funds or on a direct basis, where applicable, including realized capital gains and losses.

(2) Benefits, claims and claim adjustment expenses includes the increase in liability for future policy benefits and death, disability and other contract benefit payments.

(3) Other insurance expenses are allocated to the segments based on specific identification, where possible, and related activities, including dividends to policyholders.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                           SCHEDULE IV - REINSURANCE
                                (IN MILLIONS)


                                                                                                     PERCENTAGE
                                                        CEDED TO         ASSUMED                     OF AMOUNT
                                      GROSS               OTHER         FROM OTHER         NET        ASSUMED
                                     AMOUNT             COMPANIES        COMPANIES        AMOUNT       TO NET
                                     ------             ---------       ----------        ------      ---------
YEAR ENDED DECEMBER 31, 1994

LIFE INSURANCE IN FORCE            $  136,929           $  87,553        $  35,016         $  84,392     41.5%
                                   ----------           ---------        ---------         ---------


Premiums and other considerations
  ILAD                             $      448           $      71        $     106         $     483     22.0%
  AMS                                      39                   0                0                39      0.0%
  Specialty                               521                 140              188               569     33.0%
  Accident and Health                     308                 304                5                 9     55.6%
                                   ----------           ---------        ---------         ---------
TOTAL                              $    1,316           $     515        $     299         $   1,100     27.2%
                                   ----------           ---------        ---------         ---------
                                   ----------           ---------        ---------         ---------

YEAR ENDED DECEMBER 31, 1993

LIFE INSURANCE IN FORCE            $   93,099           $  71,415        $  27,067         $  48,751     55.5%
                                   ----------           ---------        ---------         ---------


Premiums and other considerations
  ILAD                             $      417           $      85        $      91         $     423     21.5%
  AMS                                      25                   0                0                25      0.0%
  Specialty                               386                  97                0               289      0.0%
  Accident and Health                     307                 299                2                10     20.0%
                                   ----------           ---------        ---------         ---------
TOTAL                              $    1,135           $     481        $      93         $     747     12.4%
                                   ----------           ---------        ---------         ---------
                                   ----------           ---------        ---------         ---------

YEAR ENDED DECEMBER 31, 1992

LIFE INSURANCE IN FORCE            $   44,661           $  64,207        $  51,430         $  31,884    161.3%
                                   ----------           ---------        ---------         ---------


Premiums and other considerations
  ILAD                             $      208           $      71        $      27         $     164     16.5%
  AMS                                      27                   0                0                27      0.0%
  Specialty                               153                  99                0                54      0.0%
  Accident and Health                     292                 281                3                14     21.4%
                                   ----------           ---------        ---------         ---------
TOTAL                              $      680           $     451        $      30         $     259     37.9%
                                   ----------           ---------        ---------         ---------
                                   ----------           ---------        ---------         ---------